FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                          For the month of October, 2004

                        Commission File Number 2 - 68279

                               RICOH COMPANY, LTD.
                 -----------------------------------------------
                 (Translation of Registrant's name into English)

          15-5, Minami-Aoyama 1-Chome, Minato-ku, Tokyo 107-8544, Japan
          -------------------------------------------------------------
                    (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

      Form 20-F    X      Form 40-F    __

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __ )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __ )

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes    __      No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__ )


--------------------------------------------------------------------------------


                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                Ricoh Company, Ltd.
                                                ------------------------------
                                                (Registrant)

                                                By:  /S/  Zenji Miura
                                                ------------------------------
                                                Zenji Miura
                                                Managing Director
                                                Executive Vice President
                                                General Manager of the
                                                 Finance & Accounting Division

October 28, 2004


--------------------------------------------------------------------------------

[LOGO OF RICOH]

                                 INTERIM REPORT

                       Half year ended September 30, 2004
        (Results for the Period from April 1, 2004 to September 30, 2004)
                      Three months ended September 30, 2004
        (Results for the Period from July 1, 2004 to September 30, 2004)

PERFORMANCE OUTLINE (Consolidated)

(1) Half year ended September 30, 2004, 2003 and Year ending March 31, 2005 (Forecast)

                                                                                                                 (Billions of yen)
------------------------------------------------------------------------------------------------    ------------------------------
                                                  Half year ended  Half year ended
                                                  September 30,    September 30,                      Year ending
                                                      2004             2003                          March 31, 2005
                                                    (Results)       (Results)            Change         (Forecast)        Change
------------------------------------------------------------------------------------------------    ------------------------------
  Domestic sales                                         469.1            448.6             4.6%            967.4             5.8%
  Overseas sales                                         406.8            439.4            -7.4%            842.6             2.7%
Net sales                                                876.0            888.0            -1.4%          1,810.0             1.7%
Gross profit                                             363.8            388.1            -6.2%            760.0            -0.7%
Operating income                                          57.7             77.2           -25.2%            151.0             0.7%
Income before income taxes                                60.0             71.4           -15.9%            145.5             1.7%
Net income                                                35.8             42.2           -15.2%             85.0            -7.4%
------------------------------------------------------------------------------------------------    ------------------------------
Exchange rate (Yen/US$)                                 109.83           118.06           -8.23            107.42           -5.67
Exchange rate (Yen/EURO)                                133.31           133.47           -0.16            131.66           -0.99
------------------------------------------------------------------------------------------------    ------------------------------
Net income per share (yen)                               48.48            56.79           -8.31            115.05           -8.58
------------------------------------------------------------------------------------------------    ------------------------------
Total assets                                           1,877.4          1,912.1           -34.7                 -               -
Shareholders' equity                                     830.2            703.0           127.2                 -               -
Interest-bearing debt                                    435.3            484.9           -49.6                 -               -
------------------------------------------------------------------------------------------------    ------------------------------
Equity ratio (%)                                          44.2             36.8             7.4                 -               -
------------------------------------------------------------------------------------------------    ------------------------------
Shareholder's equity per share (yen)                  1,123.84           946.38          177.46                 -               -
------------------------------------------------------------------------------------------------    ------------------------------
Cash flows from operating activities                      57.9             61.6            -3.6                 -               -
Cash flows from investing activities                     -33.9            -19.9           -13.9                 -               -
Cash flows from financing activities                     -16.9             -6.6           -10.2                 -               -
Cash and cash equivalents at end of period               214.7            225.0           -10.3                 -               -
------------------------------------------------------------------------------------------------    ------------------------------
Capital expenditures                                      38.2             36.3             1.9              76.0             0.4
Depreciation for tangible fixed assets                    31.0             33.6            -2.5              70.0             2.3
R&D expenditures                                          53.4             44.2             9.1             107.0            14.4
------------------------------------------------------------------------------------------------    ------------------------------

(2)  Three months ended September 30, 2004 and 2003

                                                                               (Billions of yen)
------------------------------------------------------------------------------------------------
                                                     Three months     Three months
                                                        ended            ended
                                                     September 30,    September 30,
                                                         2004             2003           Change
------------------------------------------------------------------------------------------------
  Domestic sales                                         235.8            224.3             5.2%
  Overseas sales                                         203.5            226.3           -10.1%
Net sales                                                439.4            450.6            -2.5%
Gross profit                                             174.7            195.3           -10.6%
Operating income                                          18.3             38.7           -52.6%
Income before income taxes                                18.7             34.0           -45.0%
Net income                                                10.9             19.9           -45.1%
------------------------------------------------------------------------------------------------
Exchange rate (Yen/US$)                                 110.01           117.61           -7.60
Exchange rate (Yen/EURO)                                134.44           132.27            2.17
------------------------------------------------------------------------------------------------
Net income per share (yen)                               14.79            26.75          -11.96
------------------------------------------------------------------------------------------------
Capital expenditures                                      19.5             17.6             1.9
Depreciation for tangible fixed assets                    15.0             16.5            -1.4
R&D expenditures                                          29.0             24.8             4.2
------------------------------------------------------------------------------------------------

                               RICOH COMPANY, LTD.

* The Company bases the forecast estimates for March 31, 2005 above upon information currently available to management, which involves risks and uncertainties that could cause actual results to differ materially from those projected.

POLICIES

(1) Basic Management

The Ricoh Group intends to be the company that gains most from the 21st century. With this aim, we will continue to provide high levels of reliability and to create new value in order to contribute both to productivity improvement and also to knowledge creation for individuals working anytime, anywhere. Accordingly, our proactive approach encompasses not only products and services for traditional office setups, but also customers working in a broadband environment. Our three-year 14th medium-term management plan - which extends from April 2002 until March 2005 - features the following five basic management policies:

i. Realize a "vital and motivated culture"
ii. Strengthen technologies to become the World No.1 product manufacturing company
iii. Build "Customer-Friendly" and "Environmentally-Friendly" company
iv. Strengthen each business unit and revolutionize group business structures
v. Strengthen management constitution for competitive advantage

(2) Medium-Term Management Strategies

In terms of office equipment business - our core competence - we in the Ricoh Group have made every possible effort since the inception of our 13th medium-term management plan to move beyond the manufacture and retail of equipment such as copiers and printers so that we may overhaul our operational structure, thus enabling us to support our customers in their efforts to improve or enhance productivity through our offering.

As these customers continue to experience heightened demand for operational improvement and reform, further expansion of digital networking will be accompanied by changes in the nature of critical customer information in terms of increased digitization, coloring, and volume.

As a result of these factors, it is expected that efficient and effective I/O, storage, and searching of TDV (i.e., total document volume), which includes printed material in addition to photocopies, will become a pressing issue for our customers.

Our 14th medium-term management plan thus focuses on the realization of TDV, thereby broadening our revenue and earning framework. In this, our basic strategy features the following three goals:

i. Replacing monochrome products with color models

To expand our lineup of compact color machines at prices comparable to those of monochrome models, thus satisfying our customers' requirements for color capability without being limited simply to the replacement of monochrome copiers.

ii. Increased sales of high-speed models

To provide high-speed copiers with a competitive edge in terms of purchase price, maintenance costs, and reliability, thus responding suitably to customer needs for high levels of efficiency.

iii. Provision of printing solutions

To propose optimum combinations of copiers and printers in order to allow customers to meet additional cost reduction requirements.

In order to achieve these basic strategy goals, we have striven to complete our product lineup by continuously introducing new multifunction color models and color laser printers to the market in the current period. Multifunction color model 'Imagio Neo C385/325 series' and multifunction high-speed digital model 'Imagio Neo 752/602 series' have established an excellent reputation among our customers. Furthermore, Color ink-jet printers 'IPSiO G505/G707' that utilize Ricoh's original 'GEL JET' technology, released last year, also have performed favorably.

At Ricoh, we strive to enhance our technological capabilities in order to become the world No.1 product manufacturing company, fully capable of providing products and services with an unrivalled competitive edge. In specific terms, these efforts focus on technologies aimed at developing next-generation, high-speed color imaging equipment, design and development aimed at simplifying the process of connecting various items of office hardware, and the creation of environmentally-friendly products and services.

Furthermore, in terms of the stock acquisition of Hitachi Printing Solutions, Ltd., for which a basic agreement was reached at the end of March 2004, the process was completed on October 1, 2004. The mentioned company is now a group company of the Ricoh Group as Ricoh Printing Systems, Ltd. We will strive to achieve our aim of expanding and intensifying the printer business that is a focused business area in the strategy for growth by enhancing our product lineup and acquiring new customers.

(3) Basic Approach and Policies for Corporate Governance

In our drive to enhance competitive strengths, Ricoh is committed to management transparency in accordance with our corporate philosophy and ethics.

i. State of implementation of policies for corporate governance

By reinforcing the board of directors and implementing an executive officer system in accordance with the following measures, we aim to strengthen both business administration and the enforcement of management.

- Adoption of a statutory auditor system

- Placement of an executive officer system and the assignment of authority to divisions in order to clarify their roles

- Maintaining a board of fourteen directors including an external member to handle major decisions on business administration and group management

- Establishment of a group management committee and enforcement of management through the auditing of individual divisions, formulation of optimum strategies for the group as a whole, and other similar activities

- Continuation of legally-required auditing through the efforts of five auditors (including two external auditors) and establishment of independent internal auditing by a corporate audit office

[Chart of Corporate Governance]
The chart of Corporate Governance is omitted.

ii. Personal, capital-based, business, and other factors between the company and an external director and two external auditors.

There are currently no conflicts of interest.

iii. Corporate governance initiatives implemented by Ricoh over the past year

In addition to establishing both a Corporate Social Responsibility (CSR) charter for the entire Ricoh Group and group-wide codes of conduct, we have recognized, understood, and strictly observed national law, international rules, and the corresponding thinking; furthermore, we have painstakingly ensured that all activities are carried out with a thorough sense of social awareness and responsibility. In terms of the disclosure of corporate information, corporate rules have been setup for the entire process comprising data research, gathering, reporting, and disclosure. Furthermore, a Disclosure Committee has been established in order to ensure that such information is disclosed in a proper, punctual, and comprehensive manner.

In addition, in order to further promote effective internal control within the Ricoh Group, we have established the 'Internal Management and Control Office'. As a global corporation with high value of company, we are striving to reinvigorate the internal control system for the entire Group, provide education, and improve business processes in cooperation with the relevant departments and main Group Companies, with objectives of complying with relevant regulations and standards, improving effectiveness and efficiency of business process, and maintaining high credibility in financial reporting.

In response to calls for higher degrees of independence for auditing firms, we have set forth regulations regarding the policies and procedures for pre-approval of audit and non-audit service. The board of auditors' pre-approval procedures have been implemented with respect to the content of auditing contracts and the corresponding charges.

(4) Challenges

Although the economy of Japan and the US continues to exhibit some upswing momentum, prospects for the business climate remain unpredictable due to international instability in the Middle East and other regions, as well as concern for oil price fluctuation. In terms of our operating environment, the level of competition has increased significantly in the market for digital networking and coloring solutions.

The Ricoh Group's priorities in the achievement of sustainable growth within such a challenging environment are to create new customer value and to manage in a highly-efficient manner, thereby enhancing corporate competitiveness. In order that we may create customer value through the identification of new customer requirements and the provision of the highest levels of product value to our customers, it is crucial that Ricoh achieves its aim of becoming the world No.1 product manufacturing company. With this fully in mind, we intend to redouble our efforts in the creation of value in all facets of management that target customer satisfaction, while at the same time reinforcing our technological strengths as a means of generating new value with our products and services.

In addition, we intend to vigorously pursue the three customer-value factors that we, as a manufacturer, must achieve - namely, simplification of knowledge creation, harmony with the environment, and the well-being of all. In other words, we will strive to support our customer's knowledge creation activities, or alternatively, to create an environment that fosters the creation of knowledge; to provide products and services that allow our customers to contribute to protection of the environment; and to achieve higher levels of user friendliness so that customers may put our products and services to more efficient use.

Steady progress is currently being made in the optimization of efficiency through process reform in all group fields. With enhancing our earning power through selection and concentration of business unit as well as these efforts, we intend to positively invest the profit that we have achieved in future growth.

(5) Dividend Policy

Ricoh endeavors to ensure that policies are regularly updated to take the dividend payout ratio into consideration in the payment of dividends, while at the same time increasing retained earnings for the enhancement of corporate structure and the generation of new business. Furthermore, these retained earnings will be used both in the reinforcement of core businesses and for investment in new fields with both medium-term and long-term perspectives.

(6) Approach and Policies for Reducing Minimum Investment Lots

Ricoh plans to keep investment patterns and shareholder composition under close scrutiny, and we will consider taking the appropriate steps to alter the minimum investment lot if so required. By reducing the minimum number of shares required to invest in the company, Ricoh believes that a broader range of investors can be attracted to equity markets, while at the same time, the liquidity of this company's shares may be enhanced. Nevertheless, many investors already trade in Ricoh's shares, and for this reason, management has concluded that there is no immediate need for reduction of the minimum investment lots.

Furthermore, we intend to pay attention to the condition of business partners and of shareholder makeup as we carefully study both the necessity and the timing of implementation of these measures.

OPERATING RESULTS & FINANCIAL POSITION

*Overview

The Ricoh Group's consolidated net sales for the medium-term period of fiscal 2004 (the six months period from April 1 to September 30, 2004) decreased 1.4% from the previous corresponding period to Yen 876.0 billion. During this period, the average yen exchange rates were at Yen 109.83 against the dollar (up Yen 8.23) and Yen 133.31 against the euro (up Yen 0.16). Accordingly, the sales would be almost the same excluding effects of such foreign fluctuations.

Domestic sales of Printing Systems such as MFPs (multifunctional printers) and laser printers continued to increase as a shift from standalone equipments to multifunctional network equipments progressed. As a result, domestic sales increased 4.6% from the previous corresponding period to Yen 469.1 billion. While overseas sales of color PPC and Printing Systems increased, decreased sales of optical discs and sale of some consolidated subsidiaries in optical-related analog business, as well as the effect of yen appreciation, resulted in 7.4% decrease from the previous corresponding period to Yen 406.8 billion in overseas sales. Excluding the effect of exchange fluctuations, the decline rate of overseas sales would be calculated at 4.7% from the previous corresponding period.

Gross profit decreased 6.2% to Yen 363.8 billion from the previous corresponding period. This decrease is owing to active efforts in sales promotion of color equipments, weak performance in optical disc business, the above-mentioned sale of some businesses, and the yen's appreciation.

Selling, general and administrative expenses decreased 1.5% from the previous corresponding period to Yen 306.1 billion. The strategic costs such as research and development expenses that increased 20.7% to Yen 53.4 billion, and IT investment for developing core operating systems increased. Meanwhile, the pension scheme reform of the last year resulted in less pension expenses, and efforts to reduce various expenses also contributed to the overall decrease. As a result, operating income decreased 25.2% from the previous corresponding period to Yen 57.7 billion.

In terms of non-operating profit and loss, the enhancement of cash management activities in Japan, the US, and Europe led to reduction of both interest-bearing debt and interest expenses. Added to this, exchange profit occurred unlike the previous corresponding period with exchange loss, and contributed to an improvement of Yen 8.1 billion from the previous corresponding period. As a result, income before income taxes decreased 15.9% to Yen 60.0 billion from the previous corresponding period.

Due to the change in Corporate Tax Law in Japan, the amount of tax exemption on research and development expenses increased, thereby leading to decrease in tax expenses.

As a result, net income of the current term decreased 15.2% to Yen 35.8 billion.

[Graph 1] Consolidated performance

The graphs are omitted. The data in the omitted graphs can be shown at the schedule 1 in APPENDIX B.

*Consolidated Sales by Product Line

Office Equipment (Yen 765.9 billion, down 1.2% from the previous corresponding
------------------------------------------------------------------------------
period)
-------

The Ricoh Group makes solution proposals to customers for the optimization of their total printing cost in order to support their efficient management of TDV (total document volume). As a strategy to achieve this objective, the group is promoting technologies for digitalization, networking, colorization, and high-speed. Consequently, sales of color PPC, Printing Systems such as MFPs and laser printers have continued to grow.

While domestic and overseas sales of these products increased, overall overseas sales decreased due to a sales decrease of optical discs and the effect of yen's appreciation. As a result of the above, total sales of office equipment decreased to Yen 765.9 billion, 1.2% down from the previous corresponding period.

Excluding the effect of exchange fluctuations, the growth rate would be calculated as 0.3% increase from the previous corresponding period.

     Imaging Solutions (Yen 356.6 billion, down 14.1% from the previous
     ------------------------------------------------------------------
     corresponding period)
     ---------------------

     Digital Imaging Systems

     -Due to a shift from standalone equipments to MFPs, both of domestic and overseas sales decreased from the previous corresponding period.

     -Sales of color PPC products increased, particularly overseas, partly due to release of new product.

     As a result, sales in this category decreased 10.9% from the previous corresponding period.

     Other Imaging Systems

     -Sales in this category decreased 23.5% from the previous corresponding period due to a shift from analog equipments to MFPs or color equipments.

     Network Input/Output Systems (Yen 310.3 billion, up 17.9% from the previous
     ---------------------------------------------------------------------------
     corresponding period)
     ---------------------

     Printing Systems

     -Sales of MFPs continued to increase both in Japan and overseas in response to demands for high-speed, networked, and color models. Major products contributing to sales increase are;

     MFPs: In Japan - Imagio Neo 135/165 series and Imagio Neo 752/602 series
           Overseas - Aficio 2035e/2045e series and Aficio 2105/2090 series

     Color MFPs: In Japan - Imagio Neo C245 and Imagio Neo C385/C325 series
                 Overseas - Aficio 2232C/2238C series

     -Sales of laser printers grew as well.

     -IPSiO G707/G505, a color ink-jet printer utilizing Ricoh's original 'GEL JET' technology, is also accepted favorably by the customers and its sales increased.

     As a result, sales in this category increased 29.1% from the previous corresponding period.

     Other Input/Output Systems

     -Sales of optical disc products decreased both in Japan and overseas. In terms of the optical disk business, except media business, we plan to withdraw the self-developed drives and key module/parts unit business.

     Network System Solutions (Yen 99.0 billion, up 1.9% from the previous
     ---------------------------------------------------------------------
     corresponding period)
     ---------------------

     -Sales continued to increase in solution-centered activities such as support and service, as total printing cost optimization proposals for customers were approved.

Other Businesses (Yen 110.0 billion, down 2.3% from the previous corresponding
------------------------------------------------------------------------------
period)
-------

Sales of other business segments decreased 2.3% from the previous corresponding period to Yen 110.0 billion. While sales grew in optical equipments, leasing and other business activities in Japan, overseas sales in our semiconductor business decreased due to the effect of demand cycle for mobile communications equipments, as well as the effect of sale of some consolidated subsidiaries in optical-related analog business.

     [Graph 2] Consolidated sales by product line
     The graphs are omitted. The data in the omitted graphs can be shown at the schedule 2 in APPENDIX B.

* Consolidated Sales by Geographic Area

Japan (Yen 469.1 billion, up 4.6% from the previous corresponding period)
-------------------------------------------------------------------------

Although the Japanese economy seems to be on the recovery in terms of companies' performance and capital investment, there is a concern about oil price fluctuations, and the markets are in severe competitive environment. In this context, sales of Printing Systems such as MFPs and laser printers increased owing to the implementation of products and marketing strategies to meet customer needs. In addition, solution-centered activities such as support and service also continued to grow. As a result, sales of office equipment increased 3.0% from the previous corresponding period. Sales of other business activities increased 11.0% from growth in optical-related business, leasing and other business.

The Americas (Yen 161.3 billion, down 3.8% from the previous corresponding
--------------------------------------------------------------------------
period)
-------

With concern for repercussions from the Iraq war and strained situation in the Middle East, the US economy is uncertain, competition in its markets has become more intense, and the yen's appreciation has effected. Under these circumstances, we have focused on areas such as color PPC and printing systems in response to changes in customer needs for networking, color capability, and higher speeds. We have also committed to expand sales to major accounts. On the other hand, affected by decrease in sales of optical disc business and the others, total sales in the Americas resulted in 3.8% decrease from the previous corresponding period. After factoring out the yen's appreciation against dollar, it is calculated as 3.3% increased from the previous corresponding period.

Europe (Yen 192.9 billion, down 2.0% from the previous corresponding period)
----------------------------------------------------------------------------

The European economy is relatively stable, and sales of Printing Systems increased continuously, maintaining the top share in the European copier market. However, decreased sales of optical discs led to 2.0% decrease in total sales from the previous corresponding period.

Others (Yen 52.5 billion, down 29.8% from the previous corresponding period)
----------------------------------------------------------------------------

In other regions including China and other Asian countries, an overwhelming shift in business equipment to color models and MFPs translates into increasing sales in color PPC and MFPs. In terms of production, our manufacturing facilities in China increased their production responding to increased worldwide supply. Owing, however, to the effects of sale of some consolidated subsidiaries in optical-related analog business, decreased sales in optical discs, and decreased sales in semiconductor business influenced by demand cycle, total sales in other regions decreased 29.8% from the previous corresponding period.

[Graph 3] Consolidated sales by geographic area
The graphs are omitted. The data in the omitted graphs can be shown at the schedule 3 in APPENDIX B.

*Segment Information

Business Segment
----------------

Office Equipment
----------------

As measures to realize Ricoh Group's core strategies, namely, 1) Replacing monochrome products with color models, 2) Increased sales of high-speed models, and 3) Provision of printing solutions, we have released a series of high value-added products with document functionality ranging from input/output to sharing and management, and endeavored to expand their sales. Accordingly, sales of printing systems such as color PPC, MFPs and laser printers increased both in Japan and overseas, and solution-centered activities such as support and service continued to increase steadily. On the other hand, the sales of optical disc business decreased. As a result, sales of office equipment decreased 1.2% from the previous corresponding period to Yen 765.9 billion.

Turning our attention to operating expenses, there was strategic spending such as investment in research and development including developing main products for the next term and investment in IT development of core operating systems. Furthermore operating income decreased 20.0% to Yen 82.2 billion mainly due to the sales decrease in the optical disc business and the yen's appreciation.

Capital investment was made with a focus on enhancing and expanding new product production lines and research and development, increasing from the previous corresponding period.

Total assets increased from the previous corresponding period due to an increase in finance receivables and temporary increase of overseas inventories for sales expansion.

Other Businesses
----------------

Sales increased in the optical equipment and leasing businesses, while the semiconductor business decreased, particularly in sales overseas, from the effect of demand cycle for mobile communications equipments, and sale of some consolidated subsidiaries in optical-related analog business also reduced sales. As a result, total sales of other businesses decreased 2.1% from the previous corresponding period to Yen 111.3 billion.

Operating income decreased from the previous corresponding period due to production adjustment in the semiconductor business.

Total assets decreased from the previous corresponding period due to the above mentioned sale of some businesses and other factors.

                                                                            (Billions of yen)
---------------------------------------------------------------------------------------------
                                                    Half year      Half year
                                                      ended          ended
                                                   September 30,  September 30,
                                                      2004           2003         Change (%)
---------------------------------------------------------------------------------------------
Office Equipment:
  Net sales                                               765.9          775.5           -1.2
  Operating income                                         82.2          102.6          -20.0
    Operating income on sales(%)                           10.7           13.2           -2.5
  Identifiable assets                                   1,233.3        1,196.9            3.0
  Capital expenditures                                     34.2           31.9            7.4
  Depreciation                                             27.4           29.3           -6.6
---------------------------------------------------------------------------------------------
Other Businesses:
  Net sales                                               111.3          113.7           -2.1
  Operating income                                          1.2            2.9          -57.9
    Operating income on sales(%)                            1.1            2.6           -1.5
  Identifiable assets                                     173.1          184.0           -5.9
  Capital expenditures                                      2.7            3.9          -28.7
  Depreciation                                              2.2            3.3          -33.4
---------------------------------------------------------------------------------------------

Geographic Segment
------------------

Japan
-----

In the office equipment business, aggressive marketing strategies implemented in the severe competitive conditions increased sales of printing systems such as MFPs and laser printers in Japan. Aided by increased export to overseas markets, sales in Japan increased 1.2% to Yen 671.4 billion. Operating income decreased 30.1% to Yen 39.6 billion, due to active efforts in research and development for product development, decreased export sales in the optical disc and semiconductor businesses, and the effect of the yen's appreciation.

The Americas
------------

We achieved good results from such strategies as expanding sales of color PPC and Printing Systems, and bolstering our sales to major accounts, and saw growth in sales of these main products. However, sales in the Americas decreased 0.6% from the previous corresponding period to Yen 163.9 billion, due to a higher yen against the US dollar. Operating income decreased 20.2% to Yen 6.1 billion.

Europe
------

Sales of Printing Systems increased, and we have retained the top share of the European copier market. Influenced by sales decrease in optical disks, however, sales in Europe for the current term decreased 1.3% to Yen 195.7 billion. Operating income increased 15.2% to Yen 10.9 billion, owing to increased income from high value added products and the effect of continuous cost reducing activities.

Others
------

With a large-scale shift in demand toward digital, networked, and color-capable office equipment, demand has been growing. Sales in the Asia/Oceania region continued to increase, and we are enhancing our sales readiness in the promising Chinese market. Total sales in other regions, however, decreased 14.7% from the previous corresponding period to Yen 85.2 billion, influenced by the sale of some consolidated subsidiaries in the optical-related analog business. Operating income increased 19.0% to Yen 5.4 billion, due to decrease of the anticipatory investment costs for enhancing our sales system in China compared to the previous year, the effect of increased revenue and increased production, which began to appear in the current year from the previous year's investment, and the effect of continuous cost cutting activities in production activities.

                                                                            (Billions of yen)
---------------------------------------------------------------------------------------------
                                                    Half year      Half year
                                                      ended          ended
                                                   September 30,  September 30,
                                                      2004            2003        Change (%)
---------------------------------------------------------------------------------------------
Japan:
  Net sales                                               671.4          663.2            1.2
  Operating income                                         39.6           56.7          -30.1
    Operating income on sales(%)                            5.9            8.6           -2.7
  Identifiable assets                                   1,069.7        1,061.1            0.8
---------------------------------------------------------------------------------------------
The Americas:
  Net sales                                               163.9          164.9           -0.6
  Operating income                                          6.1            7.6          -20.2
    Operating income on sales(%)                            3.7            4.7           -1.0
  Identifiable assets                                     205.1          192.7            6.5
---------------------------------------------------------------------------------------------
Europe:
  Net sales                                               195.7          198.3           -1.3
  Operating income                                         10.9            9.5           15.2
    Operating income on sales(%)                            5.6            4.8            0.8
  Identifiable assets                                     206.1          186.6           10.4
---------------------------------------------------------------------------------------------
Others:
  Net sales                                                85.2           99.8          -14.7
  Operating income                                          5.4            4.5           19.0
    Operating income on sales(%)                            6.4            4.6            1.8
  Identifiable assets                                      60.4           69.1          -12.7
---------------------------------------------------------------------------------------------

*Cash Flows

                                                                            (Billions of yen)
---------------------------------------------------------------------------------------------
                                                    Half year      Half year
                                                      ended          ended
                                                   September 30,  September 30,
                                                      2004            2003          Change
---------------------------------------------------------------------------------------------
Cash flows from operating activities                       57.9           61.6           -3.6
Cash flows from investing activities                      -33.9          -19.9          -13.9
Cash flows from financing activities                      -16.9           -6.6          -10.2
Cash and Cash Equivalents at End of Period                214.7          225.0          -10.3
---------------------------------------------------------------------------------------------

Net cash provided by operating activities decreased Yen 3.6 billion as compared to the previous corresponding period to Yen 57.9 billion. Although collection of trade receivable went well, net income decreased, and overseas inventories for sales expansion and finance receivable increased.

Net cash used in investing activities was Yen 33.9 billion, Yen 13.9 billion increase as compared to the previous corresponding period. While cash-in on securities sold decreased, capital investment was made in new product lines and new product development.

As a result, free cash flow, which is the total of cash flow generated by operating activities and investing activities, decreased by Yen 17.6 billion from the previous corresponding period to Yen 24.0 billion.

Net cash used in financing activities amounted to Yen 16.9 billion as a result of factors such as reduced borrowing by enhancing regional cash management, and the payment of dividends.

Consequently, cash and cash equivalents at the end of this half-year period increased Yen 11.6 billion as compared to the end of the preceding year (March 31, 2004), to Yen 214.7 billion.

Transition of our cashflow indices from fiscal 2001 to 2005 are as follows:

--------------------------------------------------------------------------------------------------------------------------------
                                                    Half year       Half year       Half year       Half year       Half year
                                                      ended           ended           ended           ended           ended
                                                   September 30,   September 30,   September 30,   September 30,   September 30,
                                                       2000            2001            2002            2003            2004
--------------------------------------------------------------------------------------------------------------------------------
Shareholders' equity / Total assets                         35.4%           33.9%           36.3%           36.8%          44.2%
Market capitalization / Total assets                        86.9%           72.7%           84.2%           77.3%          81.7%
Interest bearing debt / Operating cash flow                 20.6            12.2             5.5             7.9            7.5
Operating cash flow / Interest expense                       8.9             9.9            24.6            21.5           25.0
--------------------------------------------------------------------------------------------------------------------------------

     Notes:

     i. All indices are calculated based on consolidated data.

     ii. Market capitalization equals the stock price at the end of half year multipled by the number of shares outstanding at the end of half year.

     iii. Operating cash flow is shown in consolidated statement of cash flow. Interest bearing debt equals all debt in the consolidated balance sheets.

*Forecast for the entire fiscal year

Forecast and measures of Ricoh Group for the entire fiscal year
---------------------------------------------------------------

Although the Japanese and American economies continue to be on a recovery and the European economy is stable, there is a concern about the unstable international situation in the Middle East and other regions, and oil price fluctuations, which lead us to think the future is still uncertain. Added to this, in terms of business environment, competition is getting even more intense in shift for color-capable products, digitalization and networking.

With regard to forecasted results for the current fiscal year, we maintain our sales forecast of Yen 1,810.0 billion as announced in August this year. For the 3rd quarter and onward, we predict an exchange rate of Yen 105.00 against the US dollar, and of Yen 130.00 against the euro, without change.

Meanwhile, as steady sales continue in our core products area such as color PPC and Printing Systems, we intend to implement business strategies including the release of valuable new products, and we believe that sales will consequently increase both in Japan and overseas.

In terms of the optical disk business, except media business, we plan to withdraw the self-developed drives and key module/parts unit business. On the other hand we will aggressively take actions for strategic investment for color products area and for development for new products to offer. We consequently adjust our forecasted operating income and forecasted income before income taxes to Yen 151.0 billion to Yen 145.5 billion, respectively, We also adjust our net income in the current term to Yen 85.0 billion.

As part of its 14th medium-term term management plan, which comes to completion with the end of this fiscal year, Ricoh Group has set a core strategy on expanding its profit base by acquiring total document volume (i.e., increasing volume and value per sheet). The basic strategy entails:
- Replacing monochrome products with color models
- Increased sales of high-speed models
- Provision of printing solutions

We understand that the crucial challenges for our customers will be to improve workflow and enhance productivity by better managing TDV (total document volumes). We will support such efforts by continuing to formulate proposals to optimize customer's total printing costs and offer products and services that meet more sophisticated needs for color and faster office document production in color. In addition, we plan to enhance and expand our printing business which is a great pillar in the strategy for growth by enhancing our product lineup and acquiring new customers through acquisition of a new Ricoh Group member, Ricoh Printing Systems, Ltd. (formerly Hitachi Printing Solutions, Ltd.), for which stock transfer was completed on October 1st, 2004.

Ricoh will pursue efficiencies through process reform in each business domain to ensure sustainable earnings growth and cash flows, as well as working on a low-cost management structure that can withstand yen appreciation and deflationary environments by further reinforcing price competitiveness with utmost cost reduction for products.

Our performance forecasts for fiscal 2005 are as follows:

Exchange Rate Assumptions for the 2nd half year

US$ 1  =  Yen 105.00  (Yen 109.83 in 1st half year)
EURO 1 =  Yen 130.00  (Yen 133.31 in 1st half year)

Exchange Rate Assumptions for the full year ended March 31, 2005

US$ 1  =  Yen 107.42  (Yen 113.09 in previous fiscal year)
EURO 1 =  Yen 131.66  (Yen 132.65 in previous fiscal year)

                                                                               (Billions of yen)
------------------------------------------------------------------------------------------------
                                                   Year ending       Year ended
                                                  March 31, 2005   March 31, 2004
                                                    (Forecast)       (Results)         Change
------------------------------------------------------------------------------------------------
  Domestic sales                                          967.4           914.0             5.8%
  Overseas sales                                          842.6           866.1            -2.7%
Net sales                                               1,810.0         1,780.2             1.7%
Gross profit                                              760.0           765.6            -0.7%
Operating income                                          151.0           150.0             0.7%
Income before income taxes                                145.5           143.0             1.7%
Net income                                                 85.0            91.7            -7.4%
------------------------------------------------------------------------------------------------

* Ricoh bases the forecast estimates for March 31, 2005 above upon information currently available to management, which involves risks and uncertainties that could cause actual results to differ materially from those projected.

RICOH COMPANY, LTD. AND CONSOLIDATED SUBSIDIARIES
INTERIM REPORT (Consolidated. Half year Ended September 30, 2004)

Date of approval for the financial results for the half year ended September 30, 2004, at the Board of Directors' meeting: October 28, 2004

1. RESULTS FOR THE PERIOD FROM APRIL 1, 2004 TO SEPTEMBER 30, 2004

(1) Operating Results                                                       (Millions of yen)
---------------------------------------------------------------------------------------------
                                                   Half year       Half year         Year
                                                     ended           ended          ended
                                                  September 30,   September 30,    March 31,
                                                      2004            2003           2004
---------------------------------------------------------------------------------------------
Net sales                                               876,003        888,090      1,780,245
  (% change from the previous corresponding periods)       -1.4            3.6            2.4
Operating income                                         57,758         77,255        150,006
  (% change from the previous corresponding periods)      -25.2           26.0           12.2
Income before income taxes                               60,064         71,416        143,063
  (% change from the previous corresponding periods)      -15.9           28.3           15.9
Net income                                               35,821         42,265         91,766
  (% change from the previous corresponding periods)      -15.2           26.1           26.6
Net income per share-basic (yen)                          48.48          56.79         123.63
Net income per share-diluted (yen)                            -              -              -
---------------------------------------------------------------------------------------------

Notes:

i. Equity in income of affiliates: Yen 1,434 million; Yen 972 million (half year ended September 30, 2003); Yen 2,065 million (year ended March 31, 2004)

ii. Average number of shares outstanding (consolidated): 738,843,718 shares; 744,261,032 shares (half year ended September 30, 2003); 742,292,806 shares (year ended March 31, 2004)

iii. No change in accounting method has been made.

(2) Financial Position                                                      (Millions of yen)
---------------------------------------------------------------------------------------------
                                                   September 30,  September 30,    March 31,
                                                      2004           2003            2004
---------------------------------------------------------------------------------------------
Total assets                                          1,877,455      1,912,162      1,852,793
Shareholders' equity                                    830,280        703,075        795,131
Equity ratio (%)                                           44.2           36.8           42.9
Equity per share (yen)                                 1,123.84         946.38       1,076.11
---------------------------------------------------------------------------------------------

Note: Number of shares outstanding as of September 30, 2004: 738,785,590 shares; 742,906,263 shares (September 30, 2003); 738,894,891 shares (March 31, 2004)

(3) Cash Flow                                                               (Millions of yen)
---------------------------------------------------------------------------------------------
                                                    Half year      Half year        Year
                                                      ended          ended          ended
                                                   September 30,  September 30,    March 31,
                                                       2004           2003           2004
---------------------------------------------------------------------------------------------
Cash flows from operating activities                     57,980         61,656        154,911
Cash flows from investing activities                    -33,939        -19,997        -63,383
Cash flows from financing activities                    -16,906         -6,643        -74,835
Cash and cash equivalents at end of period              214,706        225,013        203,039
---------------------------------------------------------------------------------------------

(4) Items relating to the scale of consolidation and the application of the equity method:
Number of consolidated subsidiaries: 291; non-consolidated subsidiaries: 41; affiliated companies: 21

(5) Changes relating to the scale of consolidation and the application of the equity method:
Consolidated subsidiaries: 1 addition; 31 removals
Companies accounted for by the equity method: 3 additions; 1 removal

Notes:

Consolidated financial statements of the Company and its consolidated subsidiaries have been prepared in conformity with accounting principles generally accepted in the United States of America.

2. FORECAST OF OPERATING RESULTS FROM APRIL 1, 2004 TO MARCH 31, 2005       (Millions of yen)
---------------------------------------------------------------------------------------------
Net sales                                                            1,810,000
Operating income                                                       151,000
Income before income taxes                                             145,500
Net income                                                              85,000
---------------------------------------------------------------------------------------------

Note: Net income per share (Consolidated) 115.05 yen

In accordance with Japanese regulations, Ricoh has issued forecast for its financial results for the fiscal year ending March 2005. These forecast are forward-looking statements based on a number of assumptions and beliefs in light of the information currently available to management and subject to significant risks and uncertainties.

GROUP POSITION

The Ricoh Group comprises 332 subsidiaries and 21 affiliates.

Their development, manufacturing, sales, and service activities center on office equipment business and other businesses (optical equipments, semiconductors and metering equipments).

Ricoh Company, Ltd., a parent company, heads development. The parent company and subsidiaries or affiliates maintain an integrated domestic and international manufacturing structure. Below, we have listed our main product areas and the positions of key subsidiaries and affiliates.

[Office Equipment Business]
In this business category, Ricoh provides products and systems that support the enhancement of the office productivity of customers. Major products include:

Digital/analog copiers, MFPs (multifunctional printers), laser printers, facsimile machines, digital duplicators, optical disks. Ricoh also provides solution systems including personal computers and servers, utilizing its information technology. Another business Ricoh also provides are support, service, and related supplies, as well as support and service including IT environment setup and network administration.

[Main Subsidiaries and Affiliates]
Production
     Japan...Tohoku Ricoh Co., Ltd., Ricoh Elemex Corporation, Ricoh Unitechno Co., Ltd., Hasama Ricoh Inc.,
     Ricoh Microelectronics Co., Ltd., and Ricoh Keiki Co., Ltd.
     The Americas...Ricoh Electronics, Inc.
     Europe...Ricoh UK Products Ltd., Ricoh Industrie France S.A.S.
     Other regions...Ricoh Asia Industry (Shenzhen) Ltd., Shanghai Ricoh Facsimile Co., Ltd., and Sindo Ricoh Co., Ltd. (affiliated company)

Sales and Service
     Japan ...Ricoh Tohoku Co., Ltd., Ricoh Chubu Co., Ltd., Ricoh Kansai Co., Ltd., Ricoh Chugoku Co., Ltd.,
     Ricoh Kyushu Co., Ltd., Tokyo Ricoh Co., Ltd. and 39 other sales companies nationwide,
     Ricoh Technosystems Co., Ltd., NBS Ricoh Co., Ltd., Ricoh Leasing Co., Ltd., and Ricoh Logistics System Co., Ltd.
     The Americas...Ricoh Corporation, Savin Corporation, and Lanier Worldwide, Inc.
     Europe...Ricoh Europe B.V., Ricoh Deutschland GmbH, Ricoh UK Ltd., Ricoh France S.A.,
     Ricoh Espana S.A., Ricoh Italia S.p.A., and NRG Group PLC
     Other regions...Ricoh China Co., Ltd., Ricoh Hong Kong Ltd., Ricoh Asia Pacific Pte. Ltd.,
     Ricoh Australia Pty, Ltd., and Ricoh New Zealand Ltd.

[Other Businesses]
Manufacturing and marketing optical equipment, semiconductors and metering equipments, and providing leasing and logistics services

[Main Subsidiaries and Affiliates]
Production
     Ricoh Optical Industries Co., Ltd., Ricoh Elemex Corporation

Sales
     Ricoh Corporation, NRG Group PLC

Other
     Ricoh Leasing Co., Ltd., Ricoh Logistics System Co., Ltd., and Coca-Cola West Japan Co., Ltd. (affiliated company)

[Chart of Business System]
The chart of group position is omitted.

CONSOLIDATED PERFORMANCE
1. CONSOLIDATED STATEMENTS OF INCOME

(Three months ended September 30, 2004 and 2003)                                               (Millions of yen)
----------------------------------------------------------------------------------------------------------------
                                                       Three months   Three months
                                                          ended          ended
                                                       September 30,  September 30,
                                                           2004          2003            Change           %
----------------------------------------------------------------------------------------------------------------
Net sales                                                   439,453        450,637        -11,184           -2.5
Cost of sales                                               264,744        255,282          9,462            3.7
    Percentage of net sales (%)                                60.2           56.6
Gross Profit                                                174,709        195,355        -20,646          -10.6
    Percentage of net sales (%)                                39.8           43.4
Selling, general and administrative expenses                156,338        156,584           -246           -0.2
    Percentage of net sales (%)                                35.6           34.8
Operating income                                             18,371         38,771        -20,400          -52.6
    Percentage of net sales (%)                                 4.2            8.6
Other (income) expense
  Interest and dividend income                                  470            617           -147          -23.8
    Percentage of net sales (%)                                 0.1            0.1
  Interest expense                                            1,086          1,339           -253          -18.9
    Percentage of net sales (%)                                 0.2            0.3
  Other, net                                                   -990          3,950         -4,940              -
    Percentage of net sales (%)                                -0.2            0.8
Income before income taxes,
  equity income and minority interests                       18,745         34,099        -15,354          -45.0
    Percentage of net sales (%)                                 4.3            7.6
Provision for income taxes                                    7,860         14,362         -6,502          -45.3
    Percentage of net sales (%)                                 1.8            3.2
Minority interests in earnings of subsidiaries                  780            347            433          124.8
    Percentage of net sales (%)                                 0.2            0.1
Equity in earnings of affiliates                                822            520            302           58.1
    Percentage of net sales (%)                                 0.2            0.1
Net income                                                   10,927         19,910         -8,983          -45.1
    Percentage of net sales (%)                                 2.5            4.4
----------------------------------------------------------------------------------------------------------------
      Reference : Exchange rate
                US$ 1                                    Yen 110.01     Yen 117.61
               EURO 1                                    Yen 134.44     Yen 132.27

(Half year ended September 30, 2004 and 2003 and Year ended March 31, 2004)                                    (Millions of yen)
--------------------------------------------------------------------------------------------------------------------------------
                                                       Half year       Half year
                                                         ended           ended                                       Year ended
                                                      September 30,  September 30,                                    March 31,
                                                          2004           2003           Change           %              2004
--------------------------------------------------------------------------------------------------------------------------------
Net sales                                                876,003         888,090         -12,087            -1.4       1,780,245
Cost of sales                                            512,123         499,983          12,140             2.4       1,014,619
    Percentage of net sales (%)                             58.5            56.3                                            57.0
Gross Profit                                             363,880         388,107         -24,227            -6.2         765,626
    Percentage of net sales (%)                             41.5            43.7                                            43.0
Selling, general and administrative expenses             306,122         310,852          -4,730            -1.5         615,620
    Percentage of net sales (%)                             34.9            35.0                                            34.6
Operating income                                          57,758          77,255         -19,497           -25.2         150,006
    Percentage of net sales (%)                              6.6             8.7                                             8.4
Other (income) expense
  Interest and dividend income                             1,073           1,313            -240           -18.3           1,925
    Percentage of net sales (%)                              0.1             0.1                                             0.1
  Interest expense                                         2,316           2,863            -547           -19.1           5,290
    Percentage of net sales (%)                              0.3             0.3                                             0.3
  Other, net                                              -3,549           4,289          -7,838               -           3,578
    Percentage of net sales (%)                             -0.5             0.5                                             0.2
Income before income taxes,
  equity income and minority interests                    60,064          71,416         -11,352           -15.9         143,063
    Percentage of net sales (%)                              6.9             8.0                                             8.0
Provision for income taxes                                23,779          28,424          -4,645           -16.3          56,641
    Percentage of net sales (%)                              2.7             3.2                                             3.2
Minority interests in earnings of subsidiaries             1,898           1,699             199            11.7           4,094
    Percentage of net sales (%)                              0.2             0.1                                             0.2
Equity in earnings of affiliates                           1,434             972             462            47.5           2,065
    Percentage of net sales (%)                              0.1             0.1                                             0.1
Income before cumulative effect                           35,821          42,265          -6,444           -15.2          84,393
  of accounting changes
    Percentage of net sales (%)                              4.1             4.8                                             4.7
Cumulative effect of accounting change, net of tax             -               -               -               -           7,373
    Percentage of net sales (%)                                -               -                                             0.5
Net income                                                35,821          42,265          -6,444           -15.2          91,766
    Percentage of net sales (%)                              4.1             4.8                                             5.2
--------------------------------------------------------------------------------------------------------------------------------
            Reference : Exchange rate
                      US$ 1                           Yen 109.83      Yen 118.06                                      Yen 113.09
                     EURO 1                           Yen 133.31      Yen 133.47                                      Yen 132.65

2-1. CONSOLIDATED SALES BY PRODUCT CATEGORY

(Three months ended September 30, 2004 and 2003)                                               (Millions of yen)
----------------------------------------------------------------------------------------------------------------
                                                       Three months   Three months
                                                          ended           ended
                                                       September 30,  September 30,
                                                           2004           2003          Change            %
----------------------------------------------------------------------------------------------------------------
[Office Equipment]
Imaging Solutions:
  Digital Imaging Systems                                   136,148        150,161        -14,013           -9.3
    Percentage of net sales (%)                                31.0           33.3
  Other Imaging Systems                                      38,828         52,165        -13,337          -25.6
    Percentage of net sales (%)                                 8.8           11.6
Total Imaging Solutions                                     174,976        202,326        -27,350          -13.5
    Percentage of net sales (%)                                39.8           44.9
----------------------------------------------------------------------------------------------------------------
Network Input/Output Systems:
  Printing Systems                                          149,373        117,351         32,022           27.3
    Percentage of net sales (%)                                34.0           26.0
  Other Input/Output Systems                                  3,594         18,304        -14,710          -80.4
    Percentage of net sales (%)                                 0.8            4.1
Total Network Input/Output Systems                          152,967        135,655         17,312           12.8
    Percentage of net sales (%)                                34.8           30.1
----------------------------------------------------------------------------------------------------------------
Network System Solutions                                     54,049         53,795            254            0.5
    Percentage of net sales (%)                                12.3           11.9
----------------------------------------------------------------------------------------------------------------
Office Equipment Total                                      381,992        391,776         -9,784           -2.5
    Percentage of net sales (%)                                86.9           86.9
----------------------------------------------------------------------------------------------------------------
[Other Businesses]
Other Businesses                                             57,461         58,861         -1,400           -2.4
    Percentage of net sales (%)                                13.1           13.1
----------------------------------------------------------------------------------------------------------------
Grand Total                                                 439,453        450,637        -11,184           -2.5
    Percentage of net sales (%)                               100.0          100.0
----------------------------------------------------------------------------------------------------------------
             Reference : Exchange rate
                       US$ 1                             Yen 110.01     Yen 117.61
                      EURO 1                             Yen 134.44     Yen 132.27

(Half year ended September 30, 2004 and 2003 and Year ended March 31, 2004)                                    (Millions of yen)
--------------------------------------------------------------------------------------------------------------------------------
                                                      Half year      Half year                                          Year
                                                        ended          ended                                           ended
                                                    September 30,  September 30,                                      March 31,
                                                         2004           2003          Change             %              2004
--------------------------------------------------------------------------------------------------------------------------------
[Office Equipment]
Imaging Solutions:
  Digital Imaging Systems                                275,531         309,158         -33,627           -10.9         606,270
    Percentage of net sales (%)                             31.5            34.8                                            34.1
  Other Imaging Systems                                   81,074         105,936         -24,862           -23.5         197,304
    Percentage of net sales (%)                              9.2            11.9                                            11.0
Total Imaging Solutions                                  356,605         415,094         -58,489           -14.1         803,574
    Percentage of net sales (%)                             40.7            46.7                                            45.1
--------------------------------------------------------------------------------------------------------------------------------
Network Input/Output Systems:
  Printing Systems                                       301,343         233,457          67,886            29.1         509,212
    Percentage of net sales (%)                             34.4            26.3                                            28.6
  Other Input/Output Systems                               8,979          29,725         -20,746           -69.8          49,025
    Percentage of net sales (%)                              1.0             3.3                                             2.8
Total Network Input/Output Systems                       310,322         263,182          47,140            17.9         558,237
    Percentage of net sales (%)                             35.4            29.6                                            31.4
--------------------------------------------------------------------------------------------------------------------------------
Network System Solutions                                  99,038          97,232           1,806             1.9         195,822
    Percentage of net sales (%)                             11.3            11.0                                            11.0
--------------------------------------------------------------------------------------------------------------------------------
Office Equipment Total                                   765,965         775,508          -9,543            -1.2       1,557,633
    Percentage of net sales (%)                             87.4            87.3                                            87.5
--------------------------------------------------------------------------------------------------------------------------------
[Other Businesses]
Other Businesses                                         110,038         112,582          -2,544            -2.3         222,612
    Percentage of net sales (%)                             12.6            12.7                                            12.5
--------------------------------------------------------------------------------------------------------------------------------
Grand Total                                              876,003         888,090         -12,087            -1.4       1,780,245
    Percentage of net sales (%)                            100.0           100.0                                           100.0
--------------------------------------------------------------------------------------------------------------------------------
            Reference : Exchange rate
                      US$ 1                           Yen 109.83      Yen 118.06                                      Yen 113.09
                     EURO 1                           Yen 133.31      Yen 133.47                                      Yen 132.65

Each category includes the following product line:

Digital Imaging Systems          Digital PPCs, color PPCs, digital duplicators
                                 and facsimile machines

Other Imaging Systems            Analog PPCs, diazo copiers, and thermal paper

Printing Systems                 MFPs(multifunctional printers), laser printers
                                 and software

Other Input/Output Systems       Optical discs and system scanners

Network System Solutions         Personal computers, PC servers, network systems
                                 and network related software

Other Businesses                 Optical equipments, metering equipments and
                                 semiconductors

2-2. CONSOLIDATED SALES BY GEOGRAPHIC AREA

(Three months ended September 30, 2004 and 2003)                                               (Millions of yen)
----------------------------------------------------------------------------------------------------------------
                                                       Three months   Three months
                                                           ended         ended
                                                       September 30,  September 30,
                                                           2004           2003          Change           %
----------------------------------------------------------------------------------------------------------------
[Domestic]                                                  235,864        224,301         11,563            5.2
    Percentage of net sales (%)                                53.7           49.8
[Overseas]                                                  203,589        226,336        -22,747          -10.1
    Percentage of net sales (%)                                46.3           50.2
      The Americas                                           82,929         88,173         -5,244           -5.9
        Percentage of net sales (%)                            18.9           19.6
      Europe                                                 92,664         98,332         -5,668           -5.8
        Percentage of net sales (%)                            21.1           21.8
      Other                                                  27,996         39,831        -11,835          -29.7
        Percentage of net sales (%)                             6.3            8.8
Grand Total                                                 439,453        450,637        -11,184           -2.5
    Percentage of net sales (%)                               100.0          100.0
----------------------------------------------------------------------------------------------------------------
             Reference : Exchange rate
                       US$ 1                             Yen 110.01     Yen 117.61
                      EURO 1                             Yen 134.44     Yen 132.27

(Half year ended September 30, 2004 and 2003 and Year ended March 31, 2004)                                    (Millions of yen)
--------------------------------------------------------------------------------------------------------------------------------
                                                      Half year        Half year                                       Year
                                                        ended            ended                                        ended
                                                    September 30,    September 30,                                   March 31,
                                                        2004              2003          Change            %            2004
--------------------------------------------------------------------------------------------------------------------------------
[Domestic]                                               469,176         448,636          20,540             4.6         914,060
    Percentage of net sales (%)                             53.6            50.5                                            51.3
[Overseas]                                               406,827         439,454         -32,627            -7.4         866,185
    Percentage of net sales (%)                             46.4            49.5                                            48.7
      The Americas                                       161,330         167,664          -6,334            -3.8         326,380
        Percentage of net sales (%)                         18.4            18.9                                            18.3
      Europe                                             192,987         196,951          -3,964            -2.0         402,392
        Percentage of net sales (%)                         22.0            22.2                                            22.6
      Other                                               52,510          74,839         -22,329           -29.8         137,413
        Percentage of net sales (%)                          6.0             8.4                                             7.8
Grand Total                                              876,003         888,090         -12,087            -1.4       1,780,245
    Percentage of net sales (%)                            100.0           100.0                                           100.0
--------------------------------------------------------------------------------------------------------------------------------
          Reference : Exchange rate
                    US$ 1                             Yen 109.83      Yen 118.06                                      Yen 113.09
                   EURO 1                             Yen 133.31      Yen 133.47                                      Yen 132.65

3. CONSOLIDATED BALANCE SHEETS
(September 30, 2004 and March 31, 2004)

Assets                                                                      (Millions of yen)
---------------------------------------------------------------------------------------------
                                                     September 30,    March 31,
                                                         2004           2004         Change
---------------------------------------------------------------------------------------------
Current Assets
    Cash and time deposits                              215,559        204,001         11,558
    Trade receivables                                   397,310        422,244        -24,934
    Marketable securities                                51,119         45,124          5,995
    Inventories                                         151,793        145,369          6,424
    Other current assets                                 55,161         55,079             82
Total Current Assets                                    870,942        871,817           -875
Fixed Assets
    Tangible fixed assets                               237,757        238,712           -955
    Finance receivable                                  536,636        514,047         22,589
    Other Investments                                   232,120        228,217          3,903
Total Fixed Assets                                    1,006,513        980,976         25,537
---------------------------------------------------------------------------------------------
Total Assets                                          1,877,455      1,852,793         24,662
---------------------------------------------------------------------------------------------
Note:
Contents of cash and time deposits:
    Cash and cash equivalents                           214,706        203,039
    Time deposits                                           853            962

Liabilities and Shareholders' Investment                                    (Millions of yen)
---------------------------------------------------------------------------------------------
                                                     September 30,    March 31,
                                                         2004           2004         Change
---------------------------------------------------------------------------------------------
Current Liabilities
    Trade payables                                      276,551        297,672        -21,121
    Short-term borrowings                               207,868        151,162         56,706
    Other current liabilities                           158,705        158,594            111
Total Current Liabilities                               643,124        607,428         35,696
Fixed Liabilities
    Long-term indebtedness                              227,452        281,570        -54,118
    Retirement benefit obligation                        87,017         83,492          3,525
    Other fixed liabilities                              39,167         36,295          2,872
Total Fixed Liabilities                                 353,636        401,357        -47,721
---------------------------------------------------------------------------------------------
Total Liabilities                                       996,760      1,008,785        -12,025
---------------------------------------------------------------------------------------------
Minority Interest                                        50,415         48,877          1,538
---------------------------------------------------------------------------------------------
Shareholders' Investment
    Common stock                                        135,364        135,364              -
    Additional paid-in capital                          186,600        186,599              1
    Retained earnings                                   544,581        515,372         29,209
    Accumulated other comprehensive income (loss)       -24,095        -30,272          6,177
    Treasury stock                                      -12,170        -11,932           -238
Total Shareholders' Investment                          830,280        795,131         35,149
---------------------------------------------------------------------------------------------
Total Liabilities and Shareholders' Investment        1,877,455      1,852,793         24,662
---------------------------------------------------------------------------------------------
Note: Other comprehensive income;
    Net unrealized holding gains on
     available-for-sale securities                        3,858          4,026           -168
    Pension liability adjustments                       -16,872        -14,863         -2,009
    Net unrealized gains (losses) on derivative
     instruments                                            -23            -24              1
    Cumulative translation adjustments                  -11,058        -19,411          8,353

         Reference: Exchange rate        September 30, 2004     March 31, 2004
                   US$ 1                     Yen 111.05           Yen 105.69
                  EURO 1                     Yen 137.04           Yen 128.88

4. RETAINED EARNINGS

(Half year ended September 30, 2004 and Year ended March 31, 2004)  (Millions of yen)
-------------------------------------------------------------------------------------
                                                             Half year
                                                               ended       Year ended
                                                           September 30,    March 31,
                                                               2004           2004
-------------------------------------------------------------------------------------
Retained earnings (beginning balance)                          515,372        434,748
Adjustment for change of fiscal period on consolidated
 subsidiaries                                                      777              -
Net income                                                      35,821         91,766
Cash dividends                                                   7,389         11,142
Retained earnings (ending balance)                             544,581        515,372
-------------------------------------------------------------------------------------

5. CONSOLIDATED STATEMENTS OF CASH FLOW

(Half year ended September 30, 2004 and 2003 and Year ended March 31, 2004)                      (Millions of yen)
------------------------------------------------------------------------------------------------------------------
                                                                    Half year         Half year            Year
                                                                      ended             ended             ended
                                                                  September 30,     September 30,        March 31,
                                                                       2004             2003               2004
------------------------------------------------------------------------------------------------------------------
I. Cash Flows from Operating Activities:
  1. Net income                                                         35,821            42,265            91,766
  2. Adjustments to reconcile net income to net cash
    provided by operating activities--
      Depreciation and amortization                                     36,963            37,827            76,968
      Equity in earnings of affiliates, net of dividends
       received                                                           -631              -230            -1,001
      Deferred income taxes                                              2,362            -1,257             3,338
      Loss on disposal and sales of tangible fixed assets                1,569               837             2,035
      Cumulative effect of accounting change                                 -                 -            -7,373
      Changes in assets and liabilities--
        (Increase) decrease in trade receivables                        27,001             7,935           -11,367
        Increase in inventories                                         -6,122            -7,979            -4,317
        Increase in finance receivables                                -20,876           -21,723           -32,650
        (Decrease) increase in trade payables                          -20,386            -6,773            21,316
        Decrease in accrued income taxes and
        accrued expenses and other                                      -3,765            -5,069            -5,913
        Retirement benefit obligation, net                               1,332             9,806              -609
      Other, net                                                         4,712             6,017            22,718
------------------------------------------------------------------------------------------------------------------
  Net cash provided by operating activities                             57,980            61,656           154,911
------------------------------------------------------------------------------------------------------------------
II. Cash Flows from Investing Activities:
  1. Proceeds from sales of property, plant and equipment                  578               134               190
  2. Expenditures for tangible fixed assets                            -37,758           -36,282           -75,432
  3. Payments for purchases of available-for-sale securities            -6,149           -25,103           -35,518
  4. Proceeds from sales of available-for-sale securities                    5            33,514            45,464
  5. Decrease in time deposits                                             118             9,159             9,915
  6. Other, net                                                          9,267            -1,419            -8,002
------------------------------------------------------------------------------------------------------------------
  Net cash used in investing activities                                -33,939           -19,997           -63,383
------------------------------------------------------------------------------------------------------------------
III. Cash Flows from Financing Activities:
  1. Proceeds from long-term indebtedness                               24,917             1,125            13,349
  2. Repayment of long-term indebtedness                               -33,832           -15,970           -31,509
  3. (Decrease) increase in short-term borrowings, net                   9,099            30,244           -10,728
  4. Proceeds from issuance of long-term debt securities                 9,000             1,000             1,000
  5. Repayment of long-term debt securities                            -18,000           -14,000           -23,910
  6. Cash dividends paid                                                -7,405            -5,181           -11,136
  7. Purchase of treasury stocks                                          -251            -3,643           -11,411
  8. Other, net                                                           -434              -218              -490
------------------------------------------------------------------------------------------------------------------
  Net cash used in financing activities                                -16,906            -6,643           -74,835
------------------------------------------------------------------------------------------------------------------
IV. Effect of Exchange Rate Changes on Cash and Cash Equivalents         2,057               754            -2,897
------------------------------------------------------------------------------------------------------------------
V. Net Increase in Cash and Cash Equivalents                             9,192            35,770            13,796
------------------------------------------------------------------------------------------------------------------
VI. Cash and Cash Equivalents at Beginning of Year                     203,039           189,243           189,243
VII. Adjustment for Change of Fiscal Period on Consolidated
Subsidiaries                                                             2,475                 -                 -
------------------------------------------------------------------------------------------------------------------
VIII. Cash and Cash Equivalents at End of Period                       214,706           225,013           203,039
------------------------------------------------------------------------------------------------------------------

6. SEGMENT INFORMATION

(1) Industry Segment Information

(Three months ended September 30, 2004 and 2003)                                               (Millions of yen)
----------------------------------------------------------------------------------------------------------------
                                                       Three months   Three months
                                                           ended         ended
                                                       September 30,  September 30,
                                                           2004           2003          Change           %
----------------------------------------------------------------------------------------------------------------
OFFICE EQUIPMENT:
  Net sales:
      Unaffiliated customers                                381,992        391,776         -9,784           -2.5
      Intersegment                                                -              -              -              -
      Total                                                 381,992        391,776         -9,784           -2.5
----------------------------------------------------------------------------------------------------------------
  Operating expenses                                        349,896        337,322         12,574            3.7
----------------------------------------------------------------------------------------------------------------
  Operating income                                           32,096         54,454        -22,358          -41.1
        Operating income on office equipment sales(%)           8.4           13.9
----------------------------------------------------------------------------------------------------------------
OTHER BUSINESSES:
  Net sales:
      Unaffiliated customers                                 57,461         58,861         -1,400           -2.4
      Intersegment                                              598            538             60           11.2
      Total                                                  58,059         59,399         -1,340           -2.3
----------------------------------------------------------------------------------------------------------------
  Operating expenses                                         57,889         58,825           -936           -1.6
----------------------------------------------------------------------------------------------------------------
  Operating income                                              170            574           -404          -70.4
        Operating income on sales in other businesses (%)       0.3            1.0
----------------------------------------------------------------------------------------------------------------
CORPORATE AND ELIMINATIONS:
  Net sales:
      Intersegment                                             -598           -538            -60              -
      Total                                                    -598           -538            -60              -
----------------------------------------------------------------------------------------------------------------
  Operating expenses:
      Intersegment                                             -590           -548            -42              -
      Corporate                                              13,887         16,267         -2,380              -
      Total                                                  13,297         15,719         -2,422              -
----------------------------------------------------------------------------------------------------------------
  Operating income                                          -13,895        -16,257          2,362              -
----------------------------------------------------------------------------------------------------------------
CONSOLIDATED:
  Net sales:
      Unaffiliated customers                                439,453        450,637        -11,184           -2.5
      Intersegment                                                -              -              -              -
      Total                                                 439,453        450,637        -11,184           -2.5
----------------------------------------------------------------------------------------------------------------
  Operating expenses                                        421,082        411,866          9,216            2.2
----------------------------------------------------------------------------------------------------------------
  Operating income                                           18,371         38,771        -20,400          -52.6
        Operating income on consolidated net sales(%)           4.2            8.6
----------------------------------------------------------------------------------------------------------------

Identifiable assets:                                                                           (Millions of yen)
----------------------------------------------------------------------------------------------------------------
                                                       September 30,  September 30,
                                                           2004            2003          Change           %
----------------------------------------------------------------------------------------------------------------
    Office Equipment                                      1,233,319      1,196,927         36,392            3.0
    Other Businesses                                        173,133        184,083        -10,950           -5.9
    Elimination                                              -9,185         -7,596         -1,589           20.9
    Corporate assets                                        480,188        538,748        -58,560          -10.9
----------------------------------------------------------------------------------------------------------------
Total                                                     1,877,455      1,912,162        -34,707           -1.8
----------------------------------------------------------------------------------------------------------------

Capital expenditure:                                                                           (Millions of yen)
----------------------------------------------------------------------------------------------------------------
                                                       Three months   Three months
                                                           ended         ended
                                                       September 30,  September 30,
                                                            2004           2003          Change           %
----------------------------------------------------------------------------------------------------------------
    Office Equipment                                         17,725         14,621          3,104           21.2
    Other Businesses                                          1,095          2,665         -1,570          -58.9
    Corporate                                                   770            391            379           96.9
----------------------------------------------------------------------------------------------------------------
Total                                                        19,590         17,677          1,913           10.8
----------------------------------------------------------------------------------------------------------------

Depreciation:                                                                                  (Millions of yen)
----------------------------------------------------------------------------------------------------------------
                                                       Three months   Three months
                                                           ended         ended
                                                       September 30,  September 30,
                                                            2004           2003          Change           %
----------------------------------------------------------------------------------------------------------------
    Office Equipment                                         13,638         14,436           -798           -5.5
    Other Businesses                                            743          1,694           -951          -56.1
    Corporate                                                   717            466            251           53.9
----------------------------------------------------------------------------------------------------------------
Total                                                        15,098         16,596         -1,498           -9.0
----------------------------------------------------------------------------------------------------------------

(Half year ended September 30, 2004 and 2003 and Year ended March 31, 2004)                                    (Millions of yen)
--------------------------------------------------------------------------------------------------------------------------------
                                                      Half year       Half year                                       Year
                                                        ended           ended                                        ended
                                                    September 30,   September 30,                                   March 31,
                                                         2004            2003          Change             %           2004
--------------------------------------------------------------------------------------------------------------------------------
OFFICE EQUIPMENT:
  Net sales:
      Unaffiliated customers                             765,965         775,508          -9,543            -1.2       1,557,633
      Intersegment                                             -               -               -               -               -
      Total                                              765,965         775,508          -9,543            -1.2       1,557,633
--------------------------------------------------------------------------------------------------------------------------------
  Operating expenses                                     683,759         672,809          10,950             1.6       1,353,304
--------------------------------------------------------------------------------------------------------------------------------
  Operating income                                        82,206         102,699         -20,493           -20.0         204,329
        Operating income on office equipment
         sales(%)                                           10.7            13.2                                            13.1
--------------------------------------------------------------------------------------------------------------------------------
OTHER BUSINESSES:
  Net sales:
      Unaffiliated customers                             110,038         112,582          -2,544            -2.3         222,612
      Intersegment                                         1,266           1,165             101             8.7           2,462
      Total                                              111,304         113,747          -2,443            -2.1         225,074
--------------------------------------------------------------------------------------------------------------------------------
  Operating expenses                                     110,047         110,761            -714            -0.6         220,391
--------------------------------------------------------------------------------------------------------------------------------
  Operating income                                         1,257           2,986          -1,729           -57.9           4,683
        Operating income on sales in other
         businesses (%)                                      1.1             2.6                                             2.1
--------------------------------------------------------------------------------------------------------------------------------
CORPORATE AND ELIMINATIONS:
  Net sales:
      Intersegment                                        -1,266          -1,165            -101               -          -2,462
      Total                                               -1,266          -1,165            -101               -          -2,462
--------------------------------------------------------------------------------------------------------------------------------
  Operating expenses:
      Intersegment                                        -1,268          -1,195             -73               -          -2,494
      Corporate                                           25,707          28,460          -2,753               -          59,038
      Total                                               24,439          27,265          -2,826               -          56,544
--------------------------------------------------------------------------------------------------------------------------------
  Operating income                                       -25,705         -28,430           2,725               -         -59,006
--------------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED:
  Net sales:
      Unaffiliated customers                             876,003         888,090         -12,087            -1.4       1,780,245
      Intersegment                                             -               -               -               -               -
      Total                                              876,003         888,090         -12,087            -1.4       1,780,245
--------------------------------------------------------------------------------------------------------------------------------
  Operating expenses                                     818,245         810,835           7,410             0.9       1,630,239
--------------------------------------------------------------------------------------------------------------------------------
  Operating income                                        57,758          77,255         -19,497           -25.2         150,006
        Operating income on consolidated net
         sales(%)                                            6.6             8.7                                             8.4
--------------------------------------------------------------------------------------------------------------------------------

Identifiable assets:                                                                                           (Millions of yen)
--------------------------------------------------------------------------------------------------------------------------------
                                                    September 30,   September 30,                                    March 31,
                                                        2004            2003            Change           %             2004
--------------------------------------------------------------------------------------------------------------------------------
    Office Equipment                                   1,233,319       1,196,927          36,392             3.0       1,220,747
    Other Businesses                                     173,133         184,083         -10,950            -5.9         182,532
    Elimination                                           -9,185          -7,596          -1,589            20.9          -8,047
    Corporate assets                                     480,188         538,748         -58,560           -10.9         457,561
--------------------------------------------------------------------------------------------------------------------------------
Total                                                  1,877,455       1,912,162         -34,707            -1.8       1,852,793
--------------------------------------------------------------------------------------------------------------------------------

Capital expenditure:                                                                                           (Millions of yen)
--------------------------------------------------------------------------------------------------------------------------------
                                                       Half year       Half year                                       Year
                                                         ended           ended                                         ended
                                                     September 30,   September 30,                                    March 31,
                                                          2004            2003           Change            %            2004
--------------------------------------------------------------------------------------------------------------------------------
    Office Equipment                                      34,297          31,938           2,359             7.4          65,366
    Other Businesses                                       2,791           3,916          -1,125           -28.7           8,712
    Corporate                                              1,149             480             669           139.4           1,429
--------------------------------------------------------------------------------------------------------------------------------
Total                                                     38,237          36,334           1,903             5.2          75,507
--------------------------------------------------------------------------------------------------------------------------------

Depreciation:                                                                                          (Millions of yen)
------------------------------------------------------------------------------------------------------------------------
                                              Half year        Half year                                        Year
                                                ended            ended                                          ended
                                            September 30,    September 30,                                    March 31,
                                                 2004             2003          Change              %           2004
------------------------------------------------------------------------------------------------------------------------
    Office Equipment                              27,440          29,378          -1,938            -6.6          57,956
    Other Businesses                               2,230           3,349          -1,119           -33.4           7,774
    Corporate                                      1,371             895             476            53.2           1,954
------------------------------------------------------------------------------------------------------------------------
Total                                             31,041          33,622          -2,581            -7.7          67,684
------------------------------------------------------------------------------------------------------------------------

(2) Geographic Segment Information

(Three months ended September 30, 2004 and 2003)                                                     (Millions of yen)
----------------------------------------------------------------------------------------------------------------------
                                                        Three months        Three months
                                                           ended               ended
                                                        September 30,       September 30,
                                                            2004                2003            Change           %
----------------------------------------------------------------------------------------------------------------------
JAPAN:
  Net sales:
      External customers                                    241,810              240,584          1,226            0.5
      Intersegment                                           93,541               87,257          6,284            7.2
      Total                                                 335,351              327,841          7,510            2.3
----------------------------------------------------------------------------------------------------------------------
  Operating expenses                                        327,311              304,898         22,413            7.4
----------------------------------------------------------------------------------------------------------------------
  Operating income                                            8,040               22,943        -14,903          -65.0
        Operating income on sales in Japan(%)                   2.4                  7.0
----------------------------------------------------------------------------------------------------------------------
THE AMERICAS:
  Net sales:
      External customers                                     82,552               84,431         -1,879           -2.2
      Intersegment                                            3,519                1,410          2,109          149.6
      Total                                                  86,071               85,841            230            0.3
----------------------------------------------------------------------------------------------------------------------
  Operating expenses                                         81,812               80,451          1,361            1.7
----------------------------------------------------------------------------------------------------------------------
  Operating income                                            4,259                5,390         -1,131          -21.0
        Operating income on sales in the Americas(%)            4.9                  6.3
----------------------------------------------------------------------------------------------------------------------
EUROPE:
  Net sales:
      External customers                                     93,315               97,797         -4,482           -4.6
      Intersegment                                              848                  715            133           18.6
      Total                                                  94,163               98,512         -4,349           -4.4
----------------------------------------------------------------------------------------------------------------------
  Operating expenses                                         89,354               94,490         -5,136           -5.4
----------------------------------------------------------------------------------------------------------------------
  Operating income                                            4,809                4,022            787           19.6
        Operating income on sales in Europe(%)                  5.1                  4.1
----------------------------------------------------------------------------------------------------------------------
OTHER:
  Net sales:
      External customers                                     21,776               27,825         -6,049          -21.7
      Intersegment                                           22,808               24,110         -1,302           -5.4
      Total                                                  44,584               51,935         -7,351          -14.2
----------------------------------------------------------------------------------------------------------------------
  Operating expenses                                         41,549               49,722         -8,173          -16.4
----------------------------------------------------------------------------------------------------------------------
  Operating income                                            3,035                2,213            822           37.1
        Operating income on sales in other(%)                   6.8                  4.3
----------------------------------------------------------------------------------------------------------------------
CORPORATE AND ELIMINATIONS:
  Net sales:
      Intersegment                                         -120,716             -113,492         -7,224              -
      Total                                                -120,716             -113,492         -7,224              -
----------------------------------------------------------------------------------------------------------------------
  Operating expenses:                                      -118,944             -117,695         -1,249              -
----------------------------------------------------------------------------------------------------------------------
  Operating income                                           -1,772                4,203         -5,975              -
----------------------------------------------------------------------------------------------------------------------
CONSOLIDATED:
  Net sales:
      External customers                                    439,453              450,637        -11,184           -2.5
      Intersegment                                                -                    -              -              -
      Total                                                 439,453              450,637        -11,184           -2.5
----------------------------------------------------------------------------------------------------------------------
  Operating expenses                                        421,082              411,866          9,216            2.2
----------------------------------------------------------------------------------------------------------------------
  Operating income                                           18,371               38,771        -20,400          -52.6
        Operating income on consolidated net
          sales(%)                                              4.2                  8.6
----------------------------------------------------------------------------------------------------------------------

Identifiable assets:                                                                                 (Millions of yen)
----------------------------------------------------------------------------------------------------------------------
                                                        September 30,        September 30,
                                                            2004                 2003           Change           %
----------------------------------------------------------------------------------------------------------------------
    Japan                                                 1,069,762            1,061,188          8,574            0.8
    The Americas                                            205,198              192,700         12,498            6.5
    Europe                                                  206,108              186,650         19,458           10.4
    Other                                                    60,406               69,154         -8,748          -12.7
    Elimination                                            -144,207             -136,278         -7,929            5.8
    Corporate assets                                        480,188              538,748        -58,560          -10.9
----------------------------------------------------------------------------------------------------------------------
Total                                                     1,877,455            1,912,162        -34,707           -1.8
----------------------------------------------------------------------------------------------------------------------

(Half year ended September 30, 2004 and 2003 and Year ended March 31, 2004)                                  (Millions of yen)
------------------------------------------------------------------------------------------------------------------------------
                                                       Half year      Half year                                     Year
                                                         ended          ended                                       ended
                                                     September 30,   September 30,                                 March 31,
                                                         2004            2003           Change           %           2004
------------------------------------------------------------------------------------------------------------------------------
JAPAN:
  Net sales:
      External customers                                 481,473         478,922          2,551            0.5         962,127
      Intersegment                                       189,951         184,331          5,620            3.0         351,070
      Total                                              671,424         663,253          8,171            1.2       1,313,197
------------------------------------------------------------------------------------------------------------------------------
  Operating expenses                                     631,732         606,466         25,266            4.2       1,215,875
------------------------------------------------------------------------------------------------------------------------------
  Operating income                                        39,692          56,787        -17,095          -30.1          97,322
        Operating income on sales in Japan(%)                5.9             8.6                                           7.4
------------------------------------------------------------------------------------------------------------------------------
THE AMERICAS:
  Net sales:
      External customers                                 159,184         161,965         -2,781           -1.7         315,504
      Intersegment                                         4,814           2,992          1,822           60.9           5,249
      Total                                              163,998         164,957           -959           -0.6         320,753
------------------------------------------------------------------------------------------------------------------------------
  Operating expenses                                     157,865         157,274            591            0.4         305,284
------------------------------------------------------------------------------------------------------------------------------
  Operating income                                         6,133           7,683         -1,550          -20.2          15,469
        Operating income on sales in the Americas(%)         3.7             4.7                                           4.8
------------------------------------------------------------------------------------------------------------------------------
EUROPE:
  Net sales:
      External customers                                 193,941         196,560         -2,619           -1.3         400,646
      Intersegment                                         1,789           1,771             18            1.0           3,770
      Total                                              195,730         198,331         -2,601           -1.3         404,416
------------------------------------------------------------------------------------------------------------------------------
  Operating expenses                                     184,768         188,819         -4,051           -2.1         382,383
------------------------------------------------------------------------------------------------------------------------------
  Operating income                                        10,962           9,512          1,450           15.2          22,033
        Operating income on sales in Europe(%)               5.6             4.8                                           5.4
------------------------------------------------------------------------------------------------------------------------------
OTHER:
  Net sales:
      External customers                                  41,405          50,643         -9,238          -18.2         101,968
      Intersegment                                        43,818          49,225         -5,407          -11.0          91,373
      Total                                               85,223          99,868        -14,645          -14.7         193,341
------------------------------------------------------------------------------------------------------------------------------
  Operating expenses                                      79,788          95,302        -15,514          -16.3         182,870
------------------------------------------------------------------------------------------------------------------------------
  Operating income                                         5,435           4,566            869           19.0          10,471
        Operating income on sales in other(%)                6.4             4.6                                           5.4
------------------------------------------------------------------------------------------------------------------------------
CORPORATE AND ELIMINATIONS:
  Net sales:
      Intersegment                                      -240,372        -238,319         -2,053              -        -451,462
      Total                                             -240,372        -238,319         -2,053              -        -451,462
------------------------------------------------------------------------------------------------------------------------------
  Operating expenses:                                   -235,908        -237,026          1,118              -        -456,173
------------------------------------------------------------------------------------------------------------------------------
  Operating income                                        -4,464          -1,293         -3,171              -           4,711
------------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED:
  Net sales:
      External customers                                 876,003         888,090        -12,087           -1.4       1,780,245
      Intersegment                                             -               -              -              -               -
      Total                                              876,003         888,090        -12,087           -1.4       1,780,245
------------------------------------------------------------------------------------------------------------------------------
  Operating expenses                                     818,245         810,835          7,410            0.9       1,630,239
------------------------------------------------------------------------------------------------------------------------------
  Operating income                                        57,758          77,255        -19,497          -25.2         150,006
        Operating income on consolidated net
          sales(%)                                           6.6             8.7                                           8.4
------------------------------------------------------------------------------------------------------------------------------

Identifiable assets:                                                                                         (Millions of yen)
------------------------------------------------------------------------------------------------------------------------------
                                               September 30,     September 30,                                      March 31,
                                                   2004               2003           Change            %              2004
------------------------------------------------------------------------------------------------------------------------------
    Japan                                         1,069,762         1,061,188          8,574            0.8          1,071,297
    The Americas                                    205,198           192,700         12,498            6.5            188,644
    Europe                                          206,108           186,650         19,458           10.4            188,184
    Other                                            60,406            69,154         -8,748          -12.7             63,701
    Elimination                                    -144,207          -136,278         -7,929            5.8           -116,594
    Corporate assets                                480,188           538,748        -58,560          -10.9            457,561
------------------------------------------------------------------------------------------------------------------------------
Total                                             1,877,455         1,912,162        -34,707           -1.8          1,852,793
------------------------------------------------------------------------------------------------------------------------------

7. SIGNIFICANT ACCOUNTING POLICIES (CONSOLIDATED)

1. CHANGE RELATING TO THE SCALE OF CONSOLIDATION AND THE APPLICATION OF THE EQUITY METHOD FROM APRIL 1, 2004 TO SEPTEMBER 30, 2004.

Consolidated subsidiaries:
     Addition: MASANA OFFICE SOLUTIONS (PTY) LIMITED
     31 removals including HANIMEX AUSTRALASIA PTY LTD.

Companies accounted for by the equity method:
     3 Additions including TRIANGLE SPIRIT CORPORATION
     Removal: FOTO ISLAND (NSW) PTY. LTD.

2. CONSOLIDATED ACCOUNTING POLICIES (SUMMARY)

(1) Principles of Consolidation

The consolidated financial statements include the accounts of Ricoh and its consolidated subsidiaries. Investments in 20% to 50% owned companies when the company has the ability to exercise significant influence are accounted for on the equity basis. All significant inter-company balances and transactions have been eliminated in consolidation. Certain overseas subsidiaries of the company changed their fiscal year end from December 31 to March 31, at the beginning of fiscal 2005. As a result, retained earnings increased by Yen 777 million and other comprehensive income (loss) decreased by Yen 1,665 million.

(2) Securities

In conformity with SFAS No.115, securities are mainly classified as available-for-sale securities. Available-for-sale securities are reported at fair value with unrealized gains and losses, net of related taxes, excluded from earnings and reported in accumulated other comprehensive income (loss). The cost of the securities sold is computed based on the average cost of each security held at the time of sale.

(3) Inventories

Inventories are mainly stated at the lower of average cost or market. Inventory costs include raw materials, labor and manufacturing overheads.

(4) Plant and Equipment

Depreciation of plant and equipment is computed principally by using the declining-balance method over the estimated useful lives. Most of the foreign subsidiaries have adopted the straight-line method for computing depreciation. Certain leased buildings, machinery and equipment are accounted for as capital leases in conformity with SFAS No. 13, "Accounting for Leases."

(5) Goodwill and Other Intangible Assets

In conformity with SFAS No.142, Goodwill and intangible asset determined to have an indefinite useful life are not amortized. SFAS No. 142 requires annual impairment testing thereof.

(6) Use of Estimates

Management of the Company has made a number of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, including impairment losses of long-lived assets and the disclosures of fair value of financial instruments and contingent assets and liabilities, to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

8. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) FAIR VALUE OF MARKETABLE SECURITIES

The securities and the respective cost, gross unrealized holding gains, gross unrealized holding losses and fair value as of September 30, 2004 and March 31, 2004 are as follows:

                                                                                              (Millions of yen)
----------------------------------------------------------------------------------------------------------------
                                               September 30, 2004
----------------------------------------------------------------------------------------------------------------
                                                                         Gross          Gross
                                                                       unrealized     unrealized
                                                                        holding        holding
                                                            Cost         gains          losses       Fair value
----------------------------------------------------------------------------------------------------------------
Current:
    Corporate debt securities                                51,137              2             21         51,118
    Other                                                         1              -              -              1
----------------------------------------------------------------------------------------------------------------
                                                             51,138              2             21         51,119
----------------------------------------------------------------------------------------------------------------
Noncurrent:
    Equity securities                                         5,088          7,047             52         12,083
    Other                                                     1,309            407              -          1,716
    Nonmarketable securities (at cost)                        7,047              -              -          7,047
----------------------------------------------------------------------------------------------------------------
                                                             13,444          7,454             52         20,846
----------------------------------------------------------------------------------------------------------------

                                                                                              (Millions of yen)
---------------------------------------------------------------------------------------------------------------
                                               March 31, 2004
---------------------------------------------------------------------------------------------------------------
                                                                         Gross          Gross
                                                                       unrealized     unrealized
                                                                        holding        holding
                                                           Cost          gains          losses       Fair value
---------------------------------------------------------------------------------------------------------------
Current:
    Corporate debt securities                                45,139              6             22         45,123
    Other                                                         1              -              -              1
----------------------------------------------------------------------------------------------------------------
                                                             45,140              6             22         45,124
----------------------------------------------------------------------------------------------------------------
Noncurrent:
    Equity securities                                         5,053          8,080             33         13,100
    Other                                                     1,174            492              -          1,666
    Nonmarketable securities (at cost)                        7,105              -              -          7,105
----------------------------------------------------------------------------------------------------------------
                                                             13,332          8,572             33         21,871
----------------------------------------------------------------------------------------------------------------

(2) DERIVATIVES

The Company and certain of its subsidiaries enter into various financial instrument contracts in the normal course of business and in connection with the management of their assets and liabilities. The outstanding agreements, carrying amount and estimated fair value of derivative financial instruments as of September 30, 2004, and March 31, 2004 are as follows:

                                                                               (Millions of yen)
------------------------------------------------------------------------------------------------
                                       September 30, 2004
------------------------------------------------------------------------------------------------
                                                                Carrying            Estimated
                                                                 amount            Fair value
------------------------------------------------------------------------------------------------
Interest rate swap agreements, net                                  1,864                  1,864
Foreign currency contracts-net credit                                 253                    253
Currency options-net credit                                          -332                   -332
------------------------------------------------------------------------------------------------
Total                                                               1,785                  1,785
------------------------------------------------------------------------------------------------

                                                                               (Millions of yen)
------------------------------------------------------------------------------------------------
                                        March 31, 2004
------------------------------------------------------------------------------------------------
                                                                Carrying            Estimated
                                                                 amount            Fair value
------------------------------------------------------------------------------------------------
Interest rate swap agreements, net                                  2,266                  2,266
Foreign currency contracts-net credit                               1,876                  1,876
Currency options                                                     -145                   -145
------------------------------------------------------------------------------------------------
Total                                                               3,997                  3,997
------------------------------------------------------------------------------------------------

(3) TRANSACTIONS OF RICOH WITH AFFILIATES

                                                                       (Millions of yen)
----------------------------------------------------------------------------------------
                                                              September 30,    March 31,
                                                                  2004           2004
----------------------------------------------------------------------------------------
Account balances:
    Receivables                                                      4,524         3,530
    Payables                                                         3,083         2,217
----------------------------------------------------------------------------------------

                                                                       (Millions of yen)
----------------------------------------------------------------------------------------
                                                         Half year ended    Year ended
                                                          September 30,      March 31,
                                                               2004            2004
----------------------------------------------------------------------------------------
Transactions:
    Sales                                                         10,133         19,534
    Purchases                                                     14,386         18,714
    Dividend income                                                  803          1,064
----------------------------------------------------------------------------------------

-APPENDIX- (Half year ended September 30, 2004)

1. CONSOLIDATED SALES BY PRODUCT CATEGORY

(Three months ended September 30, 2004 and 2003)                                                         (Millions of yen)
--------------------------------------------------------------------------------------------------------------------------
                                         Three months      Three months                              Change
                                            ended             ended                                 excluding
                                         September 30,     September 30,                            exchange
                                             2004              2003          Change       %          impact            %
--------------------------------------------------------------------------------------------------------------------------
[Office Equipment]
Imaging Solutions:
  Digital Imaging Systems                  136,148          150,161          -14,013       -9.3        -11,279        -7.5
    Percentage of net sales (%)               31.0             33.3
       Domestic                             54,818           58,879           -4,061       -6.9         -4,061        -6.9
       Overseas                             81,330           91,282           -9,952      -10.9         -7,218        -7.9
  Other Imaging Systems                     38,828           52,165          -13,337      -25.6        -12,744       -24.4
    Percentage of net sales (%)                8.8             11.6
       Domestic                             14,917           17,215           -2,298      -13.3         -2,298       -13.3
       Overseas                             23,911           34,950          -11,039      -31.6        -10,446       -29.9
Total Imaging Solutions                    174,976          202,326          -27,350      -13.5        -24,023       -11.9
    Percentage of net sales (%)               39.8             44.9
  Domestic                                  69,735           76,094           -6,359       -8.4         -6,359        -8.4
  Overseas                                 105,241          126,232          -20,991      -16.6        -17,664       -14.0
--------------------------------------------------------------------------------------------------------------------------
Network Input/Output Systems:
  Printing Systems                         149,373          117,351           32,022       27.3         34,107        29.1
    Percentage of net sales (%)               34.0             26.0
       Domestic                             61,260           47,893           13,367       27.9         13,367        27.9
       Overseas                             88,113           69,458           18,655       26.9         20,740        29.9
  Other Input/Output Systems                 3,594           18,304          -14,710      -80.4        -14,732       -80.5
    Percentage of net sales (%)                0.8              4.1
       Domestic                                551            1,101             -550      -50.0           -550       -50.0
       Overseas                              3,043           17,203          -14,160      -82.3        -14,182       -82.4
Total Network Input/Output Systems         152,967          135,655           17,312       12.8         19,375        14.3
    Percentage of net sales (%)               34.8             30.1
  Domestic                                  61,811           48,994           12,817       26.2         12,817        26.2
  Overseas                                  91,156           86,661            4,495        5.2          6,558         7.6
--------------------------------------------------------------------------------------------------------------------------
Network System Solutions                    54,049           53,795              254        0.5            283         0.5
    Percentage of net sales (%)               12.3             11.9
  Domestic                                  52,538           52,593              -55       -0.1            -55        -0.1
  Overseas                                   1,511            1,202              309       25.7            338        28.1
--------------------------------------------------------------------------------------------------------------------------
Office Equipment Total                     381,992          391,776           -9,784       -2.5         -4,365        -1.1
    Percentage of net sales (%)               86.9             86.9
  Domestic                                 184,084          177,681            6,403        3.6          6,403         3.6
  Overseas                                 197,908          214,095          -16,187       -7.6        -10,768        -5.0
      The Americas                          82,719           87,892           -5,173       -5.9            542         0.6
      Europe                                91,678           97,087           -5,409       -5.6         -6,507        -6.7
      Other                                 23,511           29,116           -5,605      -19.3         -4,803       -16.5
--------------------------------------------------------------------------------------------------------------------------
[Other Businesses]
Other Businesses                            57,461           58,861           -1,400       -2.4         -1,263        -2.1
    Percentage of net sales (%)               13.1             13.1
  Domestic                                  51,780           46,620            5,160       11.1          5,160        11.1
  Overseas                                   5,681           12,241           -6,560      -53.6         -6,423       -52.5
      The Americas                             210              281              -71      -25.3            -57       -20.3
      Europe                                   986            1,245             -259      -20.8           -271       -21.8
      Other                                  4,485           10,715           -6,230      -58.1         -6,095       -56.9
--------------------------------------------------------------------------------------------------------------------------
Grand Total                                439,453          450,637          -11,184       -2.5         -5,628        -1.2
    Percentage of net sales (%)              100.0            100.0
  Domestic                                 235,864          224,301           11,563        5.2         11,563         5.2
    Percentage of net sales (%)               53.7             49.8
  Overseas                                 203,589          226,336          -22,747      -10.1        -17,191        -7.6
    Percentage of net sales (%)               46.3             50.2
      The Americas                          82,929           88,173           -5,244       -5.9            485         0.6
        Percentage of net sales (%)           18.9             19.6
      Europe                                92,664           98,332           -5,668       -5.8         -6,778        -6.9
        Percentage of net sales (%)           21.1             21.8
      Other                                 27,996           39,831          -11,835      -29.7        -10,898       -27.4
        Percentage of net sales (%)            6.3              8.8
--------------------------------------------------------------------------------------------------------------------------
            Reference: Exchange rate
                      US$ 1             Yen 110.01       Yen 117.61        Yen -7.60
                     EURO 1             Yen 134.44       Yen 132.27         Yen 2.17

Each category includes the following product line:

Digital Imaging Systems     Digital PPCs, color PPCs, digital duplicators and
                            facsimile machines

Other Imaging Systems       Analog PPCs, diazo copiers, and thermal paper

Printing Systems            MFPs(multifunctional printers), laser printers and
                            software

Other Input/Output Systems  Optical discs and system scanners

Network System Solutions    Personal computers, PC servers, network systems and
                            network related software

Other Businesses            Optical equipments, metering equipments and
                            semiconductors

                                       A1

(Half year ended September 30, 2004 and 2003 and Year ended March 31, 2004)                                   (Millions of yen)
-----------------------------------------------------------------------------------------------------------------------------------
                                       Half year       Half year                                Change
                                         ended           ended                                 excluding              Year ended
                                      September 30,   September 30,                             exchange               March 31,
                                         2004             2003        Change           %         impact         %        2004
-----------------------------------------------------------------------------------------------------------------------------------
[Office Equipment]
Imaging Solutions:
  Digital Imaging Systems               275,531        309,158        -33,627        -10.9      -27,602         -8.9      606,270
    Percentage of net sales (%)            31.5           34.8                                                               34.1
       Domestic                         113,924        124,773        -10,849         -8.7      -10,849         -8.7      253,830
       Overseas                         161,607        184,385        -22,778        -12.4      -16,753         -9.1      352,440
  Other Imaging Systems                  81,074        105,936        -24,862        -23.5      -23,519        -22.2      197,304
    Percentage of net sales (%)             9.2           11.9                                                               11.0
       Domestic                          30,912         36,497         -5,585        -15.3       -5,585        -15.3       70,762
       Overseas                          50,162         69,439        -19,277        -27.8      -17,934        -25.8      126,542
Total Imaging Solutions                 356,605        415,094        -58,489        -14.1      -51,121        -12.3      803,574
    Percentage of net sales (%)            40.7           46.7                                                               45.1
  Domestic                              144,836        161,270        -16,434        -10.2      -16,434        -10.2      324,592
  Overseas                              211,769        253,824        -42,055        -16.6      -34,687        -13.7      478,982
-----------------------------------------------------------------------------------------------------------------------------------
Network Input/Output Systems:
  Printing Systems                      301,343        233,457         67,886         29.1       72,179         30.9      509,212
    Percentage of net sales (%)            34.4           26.3                                                               28.6
       Domestic                         127,975        100,351         27,624         27.5       27,624         27.5      218,165
       Overseas                         173,368        133,106         40,262         30.2       44,555         33.5      291,047
  Other Input/Output Systems              8,979         29,725        -20,746        -69.8      -20,728        -69.7       49,025
    Percentage of net sales (%)             1.0            3.3                                                                2.8
       Domestic                           1,490          2,743         -1,253        -45.7       -1,253        -45.7        4,981
       Overseas                           7,489         26,982        -19,493        -72.2      -19,475        -72.2       44,044
Total Network Input/Output Systems      310,322        263,182         47,140         17.9       51,451         19.5      558,237
    Percentage of net sales (%)            35.4           29.6                                                               31.4
  Domestic                              129,465        103,094         26,371         25.6       26,371         25.6      223,146
  Overseas                              180,857        160,088         20,769         13.0       25,080         15.7      335,091
-----------------------------------------------------------------------------------------------------------------------------------
Network System Solutions                 99,038         97,232          1,806          1.9        1,864          1.9      195,822
    Percentage of net sales (%)            11.3           11.0                                                               11.0
  Domestic                               96,115         95,260            855          0.9          855          0.9      191,302
  Overseas                                2,923          1,972            951         48.2        1,009         51.2        4,520
-----------------------------------------------------------------------------------------------------------------------------------
Office Equipment Total                  765,965        775,508         -9,543         -1.2        2,194          0.3    1,557,633
    Percentage of net sales (%)            87.4           87.3                                                               87.5
  Domestic                              370,416        359,624         10,792          3.0       10,792          3.0      739,040
  Overseas                              395,549        415,884        -20,335         -4.9       -8,598         -2.1      818,593
      The Americas                      160,944        166,800         -5,856         -3.5        6,045          3.6      325,106
      Europe                            191,189        194,700         -3,511         -1.8       -5,090         -2.6      398,109
      Other                              43,416         54,384        -10,968        -20.2       -9,553        -17.6       95,378
-----------------------------------------------------------------------------------------------------------------------------------
[Other Businesses]
Other Businesses                        110,038        112,582         -2,544         -2.3       -2,214         -2.0      222,612
    Percentage of net sales (%)            12.6           12.7                                                               12.5
  Domestic                               98,760         89,012          9,748         11.0        9,748         11.0      175,020
  Overseas                               11,278         23,570        -12,292        -52.2      -11,962        -50.8       47,592
      The Americas                          386            864           -478        -55.3         -450        -52.1        1,274
      Europe                              1,798          2,251           -453        -20.1         -452        -20.1        4,283
      Other                               9,094         20,455        -11,361        -55.5      -11,060        -54.1       42,035
-----------------------------------------------------------------------------------------------------------------------------------
Grand Total                             876,003        888,090        -12,087         -1.4          -20          0.0    1,780,245
    Percentage of net sales (%)           100.0          100.0                                                              100.0
  Domestic                              469,176        448,636         20,540          4.6       20,540          4.6      914,060
    Percentage of net sales (%)            53.6           50.5                                                               51.3
  Overseas                              406,827        439,454        -32,627         -7.4      -20,560         -4.7      866,185
    Percentage of net sales (%)            46.4           49.5                                                               48.7
      The Americas                      161,330        167,664         -6,334         -3.8        5,595          3.3      326,380
        Percentage of net sales (%)        18.4           18.9                                                               18.3
      Europe                            192,987        196,951         -3,964         -2.0       -5,542         -2.8      402,392
        Percentage of net sales (%)        22.0           22.2                                                               22.6
      Other                              52,510         74,839        -22,329        -29.8      -20,613        -27.5      137,413
        Percentage of net sales (%)         6.0            8.4                                                                7.8
-----------------------------------------------------------------------------------------------------------------------------------
           Reference: Exchange rate
                     US$ 1           Yen 109.83     Yen 118.06      Yen -8.23                                          Yen 113.09
                    EURO 1           Yen 133.31     Yen 133.47      Yen -0.16                                          Yen 132.65

Each category includes the following product line:

Digital Imaging Systems     Digital PPCs, color PPCs, digital duplicators and
                            facsimile machines

Other Imaging Systems       Analog PPCs, diazo copiers, and thermal paper

Printing Systems            MFPs(multifunctional printers), laser printers
                            and software

Other Input/Output Systems  Optical discs and system scanners

Network System Solutions    Personal computers, PC servers, network systems
                            and network related software

Other Businesses            Optical equipments, metering equipments and
                            semiconductors

                                       A2

2. FORECAST OF CONSOLIDATED PERFORMANCE

                                                                                                                 (Billions of yen)
----------------------------------------------------------------------------------------------------------------------------------
                                Half year                Three months                 Half year
                                  ended                     ending                     ending                 Year ending
                             Sept. 30, 2004     Change   Dec. 31, 2004     Change   Mar. 31, 2005   Change   Mar. 31, 2005  Change
                                Results           %        Forecast           %        Forecast       %         Forecast       %
----------------------------------------------------------------------------------------------------------------------------------
Net sales                             876.0        -1.4          437.6         4.0          933.9      4.7        1,810.0      1.7
Gross profit                          363.8        -6.2          187.9         1.1          396.1      4.9          760.0     -0.7
Operating income                       57.7       -25.2           39.7         9.6           93.2     28.2          151.0      0.7
Income before income taxes             60.0       -15.9           38.7        16.3           85.4     19.2          145.5      1.7
Net income                             35.8       -15.2           22.5        14.4           49.1     -0.7           85.0     -7.4
----------------------------------------------------------------------------------------------------------------------------------
Net income per share (yen)            48.48           -          30.46           -          66.57        -         115.05        -
----------------------------------------------------------------------------------------------------------------------------------
Capital expenditure                    38.2           -           18.5           -           37.7        -           76.0        -
Depreciation for tangible
 fixed assets                          31.0           -           19.5           -           38.9        -           70.0        -
R&D expenditure                        53.4           -           26.8           -           53.5        -          107.0        -
----------------------------------------------------------------------------------------------------------------------------------
Exchange rate (Yen/US$)              109.83           -         105.00           -         105.00        -         107.42        -
Exchange rate (Yen/EURO)             133.31           -         130.00           -         130.00        -         131.66        -
----------------------------------------------------------------------------------------------------------------------------------

3. FORECAST OF CONSOLIDATED SALES BY PRODUCT CATEGORY

                                                                                                              (Billions of yen)
-------------------------------------------------------------------------------------------------------------------------------
                                          Half year ending March 31, 2005                  Year ending March 31, 2005
                                 ----------------------------------------------   ---------------------------------------------
                                                 Change                 Change                 Change                   Change
                                  Forecast         %     Forecast(*)      %       Forecast        %      Forecast(*)       %
-------------------------------------------------------------------------------------------------------------------------------
[Office Equipment]
Imaging Solutions:
  Digital Imaging Systems             267.8        -9.9       269.4        -9.3       543.3       -10.4       551.0        -9.1
       Domestic                       116.0       -10.1       116.0       -10.1       230.0        -9.4       230.0        -9.4
       Overseas                       151.7        -9.7       153.3        -8.7       313.3       -11.1       321.0        -8.9
  Other Imaging Systems                73.5       -19.5        74.4       -18.5       154.5       -21.6       156.9       -20.5
       Domestic                        29.3       -14.2        29.3       -14.2        60.3       -14.8        60.3       -14.8
       Overseas                        44.1       -22.7        45.0       -21.0        94.2       -25.5        96.6       -23.7
Total Imaging Solutions               341.3       -12.1       343.9       -11.5       697.9       -13.1       707.9       -11.9
  Domestic                            145.4       -10.9       145.4       -10.9       290.3       -10.6       290.3       -10.6
  Overseas                            195.8       -13.0       198.4       -11.9       407.6       -14.9       417.6       -12.8
-------------------------------------------------------------------------------------------------------------------------------
Network Input/Output Systems:
  Printing Systems                    377.5        36.9       382.8        38.8       678.9        33.3       688.4        35.2
       Domestic                       160.7        36.4       160.7        36.4       288.7        32.3       288.7        32.3
       Overseas                       216.8        37.3       222.0        40.6       390.2        34.1       399.7        37.4
  Other Input/Output Systems            7.9       -58.9         8.2       -57.3        16.9       -65.5        17.2       -64.9
       Domestic                         1.2       -45.9         1.2       -45.9         2.7       -45.8         2.7       -45.8
       Overseas                         6.7       -60.6         7.0       -58.8        14.2       -67.7        14.5       -67.0
Total Network Input/Output
 Systems                              385.5        30.7       391.0        32.5       695.8        24.6       705.6        26.4
  Domestic                            161.9        34.9       161.9        34.9       291.4        30.6       291.4        30.6
  Overseas                            223.5        27.8       229.1        30.9       404.4        20.7       414.2        23.6
-------------------------------------------------------------------------------------------------------------------------------
Network System Solutions               99.3         0.8        99.5         0.9       198.4         1.3       198.6         1.4
  Domestic                             95.1        -0.9        95.1        -0.9       191.3        -0.0       191.3        -0.0
  Overseas                              4.2        65.0         4.3        69.5         7.1        57.7         7.3        61.5
-------------------------------------------------------------------------------------------------------------------------------
Office Equipment Total                826.2         5.6       834.4         6.7     1,592.2         2.2     1,612.1         3.5
  Domestic                            402.5         6.1       402.5         6.1       773.0         4.6       773.0         4.6
  Overseas                            423.6         5.2       431.9         7.2       819.2         0.1       839.1         2.5
      The Americas                    165.4         4.5       170.3         7.6       326.4         0.4       343.1         5.6
      Europe                          211.9         4.2       215.0         5.7       403.1         1.3       404.7         1.7
      Other                            46.1        12.7        46.4        13.4        89.6        -6.0        91.3        -4.2
-------------------------------------------------------------------------------------------------------------------------------
[Other Businesses]
Other Businesses                      107.7        -2.1       107.9        -1.9       217.8        -2.2       218.3        -1.9
  Domestic                             95.6        11.2        95.6        11.2       194.4        11.1       194.4        11.1
  Overseas                             12.1       -49.5        12.2       -48.8        23.4       -50.8        23.9       -49.8
      The Americas                      0.8       109.8         0.8       116.1         1.2        -2.2         1.3         2.0
      Europe                            3.1        55.4         3.2        57.5         4.9        15.7         5.0        16.7
      Other                             8.1       -62.4         8.2       -62.0        17.1       -59.1        17.6       -58.1
-------------------------------------------------------------------------------------------------------------------------------
Grand Total                           933.9         4.7       942.4         5.6     1,810.0         1.7     1,830.4         2.8
  Domestic                            498.2         7.0       498.2         7.0       967.4         5.8       967.4         5.8
  Overseas                            435.7         2.1       444.1         4.1       842.6        -2.7       863.0        -0.4
      The Americas                    166.3         4.8       171.2         7.9       327.6         0.4       344.4         5.5
      Europe                          215.1         4.7       218.2         6.3       408.1         1.4       409.7         1.8
      Other                            54.3       -13.2        54.7       -12.6       106.8       -22.3       108.9       -20.7
-------------------------------------------------------------------------------------------------------------------------------

                                       A3

-APPENDIX B-

[SCHEDULE 1] CONSOLIDATED PERFORMANCE
------------------------------------------------------------------------------------------------------------------------
                                     Half year          Half year        Half year         Half year        Half year
                                       ended              ended            ended             ended            ended
                                   September 30,      September 30,    September 30,     September 30,    September 30,
                                       2000               2001             2002              2003             2004
------------------------------------------------------------------------------------------------------------------------
Net sales (Billions of yen)                735.3              820.0           856.8              888.0            876.0
Net income (Billions of yen)                25.8               28.4            33.5               42.2             35.8
Return on equity (%)                         4.7                5.0             5.2                6.2              4.4
Return on assets (%)                         3.0                3.1             3.0                3.8              3.2
Net income per share (Yen)                 37.27              40.97           46.11              56.79            48.48
------------------------------------------------------------------------------------------------------------------------

[SCHEDULE 2] CONSOLIDATED SALES BY PRODUCT LINE
--------------------------------------------------------------------------------------------------------------------------------
                                                     Half year       Half year       Half year       Half year       Half year
                                                       ended           ended           ended           ended           ended
                                                   September 30,   September 30,   September 30,   September 30,   September 30,
                                                       2000            2001            2002            2003            2004
--------------------------------------------------------------------------------------------------------------------------------
Imaging solutions (Billions of yen)                        422.2           458.3           430.3           415.0           356.6
Networking I/O systems (Billions of yen)                   108.6           168.3           218.9           263.1           310.3
Network system solutions
  (Billions of yen)                                        100.4           102.9           100.0            97.2            99.0
Other Businesses (Billions of yen)                         103.8            90.5           107.4           112.5           110.0
--------------------------------------------------------------------------------------------------------------------------------
Imaging solutions (%)                                       57.4            55.9            50.2            46.7            40.7
Networking I/O systems (%)                                  14.8            20.5            25.6            29.6            35.4
Network system solutions (%)                                13.7            12.6            11.7            11.0            11.3
Other Businesses (%)                                        14.1            11.0            12.5            12.7            12.6
Total                                                      100.0           100.0           100.0           100.0           100.0
--------------------------------------------------------------------------------------------------------------------------------

[SCHEDULE 3] CONSOLIDATED SALES BY GEOGRAPHIC AREA
--------------------------------------------------------------------------------------------------------------------------------
                                                     Half year       Half year       Half year       Half year       Half year
                                                       ended           ended           ended           ended           ended
                                                   September 30,   September 30,   September 30,   September 30,   September 30,
                                                       2000            2001            2002            2003            2004
--------------------------------------------------------------------------------------------------------------------------------
Japan (Billions of yen)                                    456.1           452.7           449.5           448.6           469.1
The Americas (Billions of yen)                             112.4           162.6           170.4           167.6           161.3
Europe (Billions of yen)                                   117.1           148.1           166.1           196.9           192.9
Others (Billions of yen)                                    49.5            56.5            70.6            74.8            52.5
--------------------------------------------------------------------------------------------------------------------------------
Japan (%)                                                   62.0            55.2            52.5            50.5            53.6
The Americas (%)                                            15.3            19.8            19.9            18.9            18.4
Europe (%)                                                  16.0            18.1            19.4            22.2            22.0
Others (%)                                                   6.7             6.9             8.2             8.4             6.0
Total                                                      100.0           100.0           100.0           100.0           100.0
--------------------------------------------------------------------------------------------------------------------------------

                                       A4